UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	⌧	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	⌧

Telecom Argentina S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3 (Registration No. 333-280720) dated July 8, 2024 (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Unaudited condensed consolidated financial statements as of September 30, 2024
2.	Operating and financial review and prospects as of September 30, 2024

3.	Capsule financial information illustrating the effects of inflation from December 31, 2023 to September 30, 2024

Unaudited Condensed Consolidated Financial Statements as of September 30, 2024

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

INDEX

Glossary of terms
Unaudited condensed consolidated financial statements
Consolidated statements of financial position
Consolidated income statements
Consolidated statements of comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the unaudited condensed consolidated financial statements

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivate Financial Instrument.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LLC, a Telecom Argentina shareholder.

fintech: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed Assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the IASB.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable/Ver TV/: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/NYS2/NYSSA/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U.,Manda S.A. and Teledifusora San Miguel Arcángel S.A..

NYSE: New York Stock Exchange.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

PSPCP (Proveedores de servicios de pago con cuentas de pago): Payment service providers offering payment accounts.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Telecom: Telecom Argentina and its consolidated subsidiaries.

TELECOM ARGENTINA S.A.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ Micro Fintech Holding/ Naperville/ Saturn / CrediPay: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC and CrediPay S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

USA: United States of America

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the Banco Central de la República Argentina.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		September 30,	December 31,
ASSETS	Note	2024	2023
Current Assets
Cash and cash equivalents	2	182,810	322,074
Investments	2	162,829	249,897
Trade receivables	3	255,798	267,836
Other receivables	4	61,226	68,617
Inventories	5	53,100	63,557
Assets classified as held for sale	7	1,997	-
Total current assets		717,760	971,981
Non-Current Assets
Trade receivables	3	382	508
Other receivables	4	16,755	39,565
Deferred income tax assets	13	27,170	27,849
Investments	2	12,755	48,029
Goodwill	6	3,119,743	3,112,300
PP&E	7	4,086,881	4,579,590
Intangible assets	8	1,766,959	1,827,183
Right of use assets	9	445,187	434,794
Total non-current assets		9,475,832	10,069,818
TOTAL ASSETS		10,193,592	11,041,799
LIABILITIES
Current Liabilities
Trade payables	10	392,697	719,350
Borrowings	11	1,029,938	1,135,863
Salaries and social security payables	12	172,409	183,721
Income tax payables	13	2,160	3,149
Other taxes payables	14	67,507	78,915
Dividends payables	2	647	-
Leases liabilities	15	63,237	57,926
Other liabilities	16	59,494	41,244
Provisions	17	3,421	10,765
Total current liabilities		1,791,510	2,230,933
Non-Current Liabilities
Trade payables	10	10,345	1,842
Borrowings	11	1,633,503	3,153,916
Salaries and social security payables	12	8,993	7,517
Deferred income tax liabilities	13	1,332,521	929,574
Other taxes payables	14	3	22
Leases liabilities	15	114,770	120,765
Other liabilities	16	9,615	18,227
Provisions	17	54,956	52,647
Total non-current liabilities		3,164,706	4,284,510
TOTAL LIABILITIES		4,956,216	6,515,443
EQUITY
Equity attributable to Controlling Company		5,138,576	4,370,029
Equity attributable to non-controlling interest		98,800	156,327
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		5,237,376	4,526,356
TOTAL LIABILITIES AND EQUITY		10,193,592	11,041,799

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended September 30,		Nine-month period ended September 30,
	Note	2024	2023	2024	2023
Revenues	21	983,141	1,030,218	2,852,341	3,185,094
Employee benefit expenses and severance payments	22	(252,230)	(248,656)	(694,524)	(766,440)
Interconnection and transmission costs		(25,470)	(29,810)	(85,295)	(93,071)
Fees for services, maintenance, materials and supplies	22	(127,724)	(132,597)	(384,474)	(400,496)
Taxes and fees with the Regulatory Authority	22	(77,864)	(79,317)	(222,875)	(245,644)
Commissions and advertising		(58,243)	(61,551)	(155,421)	(192,780)
Cost of equipment and handsets	22	(48,968)	(52,063)	(131,773)	(168,965)
Programming and content costs		(56,939)	(56,607)	(161,655)	(178,875)
Bad debt expenses	3	(19,132)	(19,741)	(58,695)	(73,462)
Other operating expenses	22	(49,427)	(42,469)	(135,333)	(146,535)
Depreciation, amortization and impairment of Fixed Assets	22	(303,880)	(364,556)	(928,662)	(1,076,513)
Operating loss		(36,736)	(57,149)	(106,366)	(157,687)
Losses from associates and joint ventures	2	(4,851)	(261)	(8,184)	(3,640)
Financial results from borrowings	23	92,403	6,339	1,350,487	24,640
Other financial results, net	23	(45,629)	72,257	138,067	165,433
Income before income tax		5,187	21,186	1,374,004	28,746
Income tax benefit (expense)	13	(16,730)	77,802	(422,092)	234,411
Net income (loss) for the period		(11,543)	98,988	951,912	263,157

Attributable to:
Controlling Company		(16,361)	93,618	938,639	251,230
Non-controlling interest		4,818	5,370	13,273	11,927
		(11,543)	98,988	951,912	263,157

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	1.c	(7.60)	43.47	435.83	116.65

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023

Net income (loss) for the period	(11,543)	98,988	951,912	263,157

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(21,193)	1,309	(202,933)	(4,199)
DFI effects classified as hedges	(6,584)	1,525	(5,463)	3,699
Income Tax effects on DFI classified as hedges and others	2,220	(583)	1,828	(1,350)
Other comprehensive income (loss), net of tax	(25,557)	2,251	(206,568)	(1,850)

Total comprehensive income (loss) for the period	(37,100)	101,239	745,344	261,307

Attributable to:
Controlling Company	(34,541)	95,418	793,253	249,176
Non-controlling interest	(2,559)	5,821	(47,909)	12,131
	(37,100)	101,239	745,344	261,307

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contribu- ted Surplus	Legal	Special reserve for IFRS implementa- tion	Facultati- ve (2)	Other comprehensive loss	Retained earnings	Equity attributa- ble to controlling company	Equity attributable to non- controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2023	2,154	1,731,151	4,265,483	102,842	37,708	370,502	(206,265)	(1,304,646)	4,998,929	101,763	5,100,692
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation	-	-	(1,719,548)	-	-	-	-	1,719,548	-	-	-
- Reserves constitution	-	-	-	-	-	414,902	-	(414,902)	-	-	-
Dividends (3)	-	-	-	-	-	(210,544)	-	-	(210,544)	-	(210,544)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	(8,102)	(8,102)
Subsidiary acquisition	-	-	-	-	-	-	-	-	-	(6)	(6)
Subsidiary call option	-	-	-	-	-	-	(1,190)	-	(1,190)	-	(1,190)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	251,230	251,230	11,927	263,157
Other comprehensive income (loss)	-	-	-	-	-	-	(2,054)	-	(2,054)	204	(1,850)
Total Comprehensive income (loss)	-	-	-	-	-	-	(2,054)	251,230	249,176	12,131	261,307

Balances as of September 30, 2023	2,154	1,731,151	2,545,935	102,842	37,708	574,860	(209,509)	251,230	5,036,371	105,786	5,142,157

Balances as of January 1, 2024	2,154	1,731,151	2,545,935	102,842	37,708	574,860	(105,087)	(519,534)	4,370,029	156,327	4,526,356
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification (5)	-	-	(156,063)	-	-	(363,471)	-	519,534	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	(9,654)	(9,654)
Subsidiary acquisition (6)	-	-	-	-	-	-	-	-	-	1,131	1,131
Transaction non-controlling interest (7)							(24,706)		(24,706)	(1,691)	(26,397)
Subsidiary acquisition (8)	-	-	-	-	-	-	-	-	-	596	596
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	938,639	938,639	13,273	951,912
Other comprehensive loss	-	-	-	-	-	-	(145,386)	-	(145,386)	(61,182)	(206,568)
Total Comprehensive income (loss)	-	-	-	-	-	-	(145,386)	938,639	793,253	(47,909)	745,344

Balances as of September 30, 2024	2,154	1,731,151	2,389,872	102,842	37,708	211,389	(275,179)	938,639	5,138,576	98,800	5,237,376

(1) See Note 20.

(2) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

(3) See Note 2.b).

(4) Correspond to the non-controlling interest of Núcleo.

(5) See Note 20.b).

(6) Corresponds to the exercise of the Naperville call option. See Note 25.2.a).1

(7) See Note 25.2.a).2-

(8) Correspond to established a new company CrediPay. See Note 1.a).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Nine-month period ended September 30,
	Note	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		951,912	263,157
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		54,512	72,052
Depreciation of PP&E	7	708,283	841,107
Amortization of intangible assets	8	80,795	129,944
Amortization of rights of use assets	9	140,609	105,700
Disposals of Fixed Assets		1,021	695
Losses from associates and joint ventures	2.a	8,184	3,640
Financial results and others		(1,681,064)	(413,636)
Income tax	13	422,092	(234,411)
Income tax paid (*)		(6,652)	(6,446)
Net increase in assets	2.b	(242,951)	(360,669)
Net increase in liabilities	2.b	42,265	542,779
Total cash flows from operating activities		479,006	943,912
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(205,909)	(368,261)
Payments for intangible asset acquisitions		(29,888)	(38,035)
Payments for acquisition of subsidiary and joint venture, net of cash acquired		(12,918)	-
Dividends received from associates	2.b	933	1,891
Proceeds from the sale of PP&E and intangible assets		3,414	871
Compensation received for acquisition of companies	25.2.a. and c.	2,961	-
Proceeds from DFI liquidations		3,649	47,559
Proceeds from sale of investments not considered as cash and cash equivalents		251,175	12,030
Payments for investments not considered as cash and cash equivalents		(263,210)	(317,258)
Total cash flows used in investing activities		(249,793)	(661,203)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	11	842,682	527,996
Payment of borrowings	11	(816,816)	(325,329)
Payment of interests, DFI and related expenses	11	(252,245)	(357,975)
Repurchase of Notes	11	(19,151)
Payments of leases liabilities	15	(58,161)	(65,737)
Dividends paid to non-controlling interests in subsidiaries	2.b	(8,890)	(8,102)
Total cash flows used in financing activities		(312,581)	(229,147)

NET INCREASE /(DECREASE) IN CASH AND CASH EQUIVALENTS		(83,368)	53,562
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		322,074	251,422
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(55,896)	2,926
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		182,810	307,910

(*)	Nine-month period ended September 30,
	2024	2023
Corresponding to Controlling Company	-	(1,335)
Corresponding to subsidiaries	(6,652)	(5,111)
	(6,652)	(6,446)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 2.b for additional information on the consolidated statements of cash flows.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS AS OF SEPTEMBER 30, 2024 AND 2023 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of September 30, 2024 and for the nine and three-month periods ended on September 30, 2024 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2023 included in form 20F 2023, which can be consulted at the Company´s website (https:// https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that, the annual financial statements have been measured in terms of current pesos as of December 31, 2023 applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of September 30, 2024 applying the guidance in IAS 29. (See Note 1.d).

We have not recast our annual financial statements to measure them in terms of current pesos as of September 30, 2024, the most recent financial period for which consolidated financial statements are available. Therefore, the annual financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for the application of the accounting policy related to business combinations between companies under common control, which are accounted for considering the book value of the acquired company in the parent company. Unrealized result is also eliminated unless the transaction provides evidence of the asset transferred.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
Núcleo (a)	Mobile telecommunications Services	Paraguay	67.50%
Micro Fintech Holding (b)	Holding	USA	100.00%
Personal Envíos (b)	Mobile financial services	Paraguay	67.50%
CrediPay (c)	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Naperville (d)	Holding	USA	100.00%
Saturn (d)	Holding	USA	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (e)	Security solutions and services	Argentina	100.00%
NYS2 (e)	ICT Services and Audiovisual Communication Services.	Argentina	100,00%
NYSSA	Provision of internet access services.	Argentina	100.00%
TSMA(f)	Community Closed-Circuit Television	Argentina	100.00%
Adesol (g)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Ubiquo (h)	Cybersecurity services and products	Chile	95.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)	During June 2024, the merger by absorption between Núcleo (absorbing company) with Tuves Paraguay S.A. (absorbed company) has taken place. For further details, see Note 25.2.b.1).

(b)	Since May 2024, the subsidiary Micro Fintech Holding directly controls Personal Envíos. For further details, see Note 25.2.b.2).

(c)	On August 19, 2024, the subsidiary Micro Fintech Holding established the company CrediPay in the Republic of Paraguay (with a 67.5% ownership) - whose corporate purpose is the granting of loans, financing, purchase of goods and services, as well as the development of payment networks, with the aim of participating in and investing in companies related to financial activities-, with the purpose of participating in and investing in companies related to financial activities. As of the date of issuance of these unaudited condensed consolidated financial statements, CrediPay is a dormant entity.

(d)	Company indirectly acquired by the subsidiary Televisión Dirigida on May, 2024. Naperville is the holding company of Manda, which in turn is the holding company of RISSAU. For further details, see Note 25.2.a).

(e)	As of September 30, 2024 is a dormant entity.

(f)	During September 2024, the Company acquired an additional 49.9% equity interest in TSMA by exchanging 49.9% of its equity interest in Ver TV. For more details, see Note 25.2.c).

(g)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A..

(h)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023.

TELECOM ARGENTINA S.A.

The preparation of these unaudited condensed consolidated financial statements in accordance with IFRS Accounting Standards requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of September 30, 2024.

The figures as of December 31, 2023 and for the nine and three-month periods ended on September 30, 2023, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of September 30, 2024. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited condensed consolidated financial statements as of September 30, 2024, were approved by resolution of the Board of Directors’ meeting held on November 7, 2024.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments".

The Executive Committee and the CEO continue to monitor these business to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets.

Presented below is the segment financial information as it is analyzed by the Executive Committee and the CEO for the nine and three-month periods ended September 30, 2024 and 2023.

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the nine-month period ended September 30, 2024

	ICT Services in Argentina			Other segments			Eliminations	Total
	In current currency on the transaction	Inflation restatement	Restated for inflation	In current currency on the transaction	Inflation restatement	Restated for inflation
Revenues	2,207,763	428,260	2,636,023	193,626	43,033	236,659	(20,341)	2,852,341
Operating costs without depreciation, amortization and impairment of Fixed Assets	(1,511,867)	(350,903)	(1,862,770)	(154,530)	(33,086)	(187,616)	20,341	(2,030,045)
Adjusted EBITDA	695,896	77,357	773,253	39,096	9,947	49,043	-	822,296
Depreciation, amortization and impairment of Fixed Assets								(928,662)
Operating loss								(106,366)
Losses from associates and joint ventures								(8,184)
Financial results from borrowings								1,350,487
Other financial results, net								138,067
Income before income tax								1,374,004
Income tax expense								(422,092)
Net income for the period								951,912
Attributable to:
Controlling Company								938,639
Non-controlling interest								13,273
								951,912

Consolidated Income Statement for the nine-month period ended September 30, 2023

	ICT Services in Argentina			Other segments			Eliminations	Total
	In current currency on the transaction	Inflation restatement	Restated for inflation	In current currency on the transaction	Inflation restatement	Restated for inflation
Revenues	684,785	2,294,560	2,979,345	51,374	169,420	220,794	(15,045)	3,185,094
Operating costs without depreciation, amortization and impairment of Fixed Assets	(482,052)	(1,639,988)	(2,122,040)	(37,221)	(122,052)	(159,273)	15,045	(2,266,268)
Adjusted EBITDA	202,733	654,572	857,305	14,153	47,368	61,521	-	918,826
Depreciation, amortization and impairment of Fixed Assets								(1,076,513)
Operating loss								(157,687)
Losses from associates and joint ventures								(3,640)
Financial results from borrowings								24,640
Other financial results, net								165,433
Income before income tax								28,746
Income tax benefit								234,411
Net income for the period								263,157
Attributable to:
Controlling Company								251,230
Non-controlling interest								11,927
								263,157

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended September 30, 2024

	ICT Services in Argentina			Other segments			Eliminations	Total
	In current currency on the transaction	Inflation restatement	Restated for inflation	In current currency on the transaction	Inflation restatement	Restated for inflation
Revenues	886,613	32,451	919,064	68,903	2,576	71,479	(7,402)	983,141
Operating costs without depreciation, amortization and impairment of Fixed Assets	(623,213)	(41,195)	(664,408)	(59,712)	721	(58,991)	7,402	(715,997)
Adjusted EBITDA	263,400	(8,744)	254,656	9,191	3,297	12,488	-	267,144
Depreciation, amortization and impairment of Fixed Assets								(303,880)
Operating loss								(36,736)
Losses from associates and joint ventures								(4,851)
Financial results from borrowings								92,403
Other financial results, net								(45,629)
Income before income tax								5,187
Income tax loss								(16,730)
Net loss for the period								(11,543)
Attributable to:
Controlling Company								(16,361)
Non-controlling interest								4,818
								(11,543)

Consolidated Income Statement for the three-month period ended September 30, 2023

	ICT Services in Argentina			Other segments			Eliminations	Total
	In current currency on the transaction	Inflation restatement	Restated for inflation	In current currency on the transaction	Inflation restatement	Restated for inflation
Revenues	275,637	683,910	959,547	21,955	54,036	75,991	(5,320)	1,030,218
Operating costs without depreciation, amortization and impairment of Fixed Assets	(191,100)	(480,838)	(671,938)	(16,225)	(39,968)	(56,193)	5,320	(722,811)
Adjusted EBITDA	84,537	203,072	287,609	5,730	14,068	19,798	-	307,407
Depreciation, amortization and impairment of Fixed Assets								(364,556)
Operating loss								(57,149)
Losses from associates and joint ventures								(261)
Financial results from borrowings								6,339
Other financial results, net								72,257
Income before income tax								21,186
Income tax benefit								77,802
Net income for the period								98,988
Attributable to:
Controlling Company								93,618
Non-controlling interest								5,370
								98,988

TELECOM ARGENTINA S.A.

Additional information per geographical area is disclosed below:

	Nine-month period ended September 30,
	2024	2023
Revenues from customers located in Argentina	2,630,839	2,977,859
Revenues from foreign customers	221,502	207,235

CAPEX corresponding to the segment “ICT Services in Argentina”	322,595	405,647
CAPEX corresponding to the segment “Other segments”	49,407	49,270

	As of September 30,,	As of December 31,
	2024	2023
Fixed Assets corresponding to the segment “ICT Services in Argentina”	9,066,855	9,427,874
Fixed Assets corresponding to the segment “Other segments”	351,915	525,993

Borrowings corresponding to the segment “ICT Services in Argentina”	2,619,777	4,177,735
Borrowings corresponding to the segment “Other segments”	43,664	112,044

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the nine and three-month periods ended September 30, 2024 and 2023, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of September 30, 2024.

The table below shows the evolution of the indexes as of September 30, 2024 and 2023 and December 31, 2023 according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of September 30, 2023	As of December 31, 2023	As of September 30, 2024

National Consumer Price Index (National CPI) (December 2016=100)	2,304.9	3,533.2	7,122.2

Variation in prices
Annual	138.3%	211.4%	209.0%
Accumulated nine months	103.1%	n/a	101.6%
Accumulated three months since June 2023/2024	34.8%	n/a	12.1%

Banco Nación US$/$ exchange rate	349.9	808.4	970.5

Variation in the exchange rate
Annual	137.5%	356.3%	177.3%
Accumulated nine months	97.5%	n/a	20.0%
Accumulated three months since June 2023/2024	36.3%	n/a	6.4%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2023.

TELECOM ARGENTINA S.A.

e)	New Standards and Interpretations issued by the IASB

New standards and amendments – applicable 1 January 2024

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 16	Measurement of the lease liability in a sale and leaseback transaction	January 1, 2024
Amendments to IAS 1	Classification of liabilities as current and non-current exposed to covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk. The new disclosures are not required for interim financial statements.	January 1, 2024

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these unaudited condensed consolidated financial statements, the Company has not applied the following new standards and amendments to the existing ones which application is mandatory for periods beginning after September 30, 2024:

Standards and amendments	Description	Mandatory application date for years beginning on or after
IFRS 18	Presentation and disclosure in financial statements	January 1, 2027
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026

It should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments. Management is analyzing the potential impacts of such standard.

Additionally, the Company is also evaluating the IFRIC agenda decision from July 2024 related to clarifications on IFRS 8 Operating segment information and its impact on segment disclosures.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS. DIVIDENDS PAYABLES

a)	Cash and cash equivalents and Investments

	September 30,	December 31,
Cash and cash equivalents	2024	2023
Cash and Banks (1)	74,931	183,373
Time deposits	69,715	71,659
Mutual funds	38,164	28,032
Government bonds at fair value through profit or loss	-	39,010
Total cash and cash equivalents	182,810	322,074
(1) As of September 30, 2024 and December 31, 2023 includes restricted funds for $7,492 million and $7,219 million ($14,552 million in current currency as of September 30, 2024), respectively, corresponding to the funds to be paid to clients.

Investments
Current
Government bonds and Notes at fair value through profit or loss	138,605	224,438
Time deposits	19,400	24,411
Mutual funds	4,824	1,048
	162,829	249,897
Non- current
Investments in associates and joint ventures(a)	12,754	48,028
2003 Telecommunications Fund	1	1
	12,755	48,029
Total investments	175,584	297,926

TELECOM ARGENTINA S.A.

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 09.30.2024	Valuation as of 12.31.2023
Ver TV (1) (2)	Associate	Community Closed-circuit television	Argentina	-	-	21,152
TSMA (1)(2)	Associate	Community Closed-circuit television	Argentina	-	-	7,723
La Capital Cable (1) (3)	Associate	Closed-circuit television	Argentina	50.00	4,093	4,534
OPH (1)(4)	Joint venture	Holding	USA	50.00	8,661	14,618
Total					12,754	48,028

Earnings (losses) information:

	Three-months period ended September 30,		Nine-months period ended September 30,
	2024	2023	2024	2023
	Profit (loss)		Profit (loss)
Ver TV (2)	(5,831)	(751)	(6,648)	(2,896)
TSMA (2)	1,417	(109)	1,241	(1,696)
La Capital Cable	3	28	31	519
OPH	(440)	571	(2,808)	433
Total	(4,851)	(261)	(8,184)	(3,640)

(1)	Data about the issuer arises from extra-accounting information.
(2)	During September 2024, the Company acquired an additional 49.9% equity interest in TSMA by exchanging 49% of its equity interest in Ver TV. For this transaction, the Company recognized a loss of $5,589 million. For more details, see Note 25.2.c).

(3)	Direct and indirect interest.

(4)	As of September 30, 2024, includes $(3,150) million of currency translation adjustments.

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	September 30,
Net (increase) decrease in assets	2024	2023
Trade receivables	(187,855)	(192,566)
Other receivables	(55,308)	(130,411)
Inventories	212	(37,692)
	(242,951)	(360,669)
Net increase (decrease) in liabilities
Trade payables	(11,676)	338,196
Salaries and social security payables	39,736	60,348
Other taxes payables	23,025	54,313
Other liabilities and provisions	(8,820)	89,922
	42,265	542,779

Non-cash investing and financing activities

Main non-cash transactions from the consolidated statement of cash flows are the following:

	September 30,
	2024	2023
PP&E and intangible assets acquisition financed with accounts payable	168,524	192,262
Right of use assets acquisition through leases liabilities	166,117	123,767
Joint ventures acquisition cancelled with government bonds	-	1,103
Acquisition of companies and joint ventures financed by other liabilities	-	7,917
Other receivables offset with acquisition of companies and joint ventures	7,712	445
Trade payables cancelled with government bonds	19,464	-
Dividends payment made with investments not considered as cash and cash equivalents	-	210,544
Trade payables cancelled with borrowings	12,005	50,519
Exchange Notes	123,261
Transaction with non-controlling interest offset against other receivables	1,207	-
Transaction with non-controlling interest financed by other liabilities	25,190	-
Dividends to non-controlling interest pending to pay	764	-
Capital contributions from non-controlling interest pending contribution	596	-

TELECOM ARGENTINA S.A.

Dividends received from associates

Brief information on dividends received by the Company is provided below:

Nine-month period ended September 30	Paying company	Distributed amount			Dividends collected
		Distribution month	Currency of the transaction date	Current currency as of September 30, 2024	Collection month	Current currency as of September 30, 2024
2024	Ver TV	March, 2024	281	373	March, 2024	373
	La Capital Cable	May, 2024	400	472	May, 2024	472
	TSMA	May, 2024	10	13	May, 2024	13
	Ver TV	June, 2024	70	80	July, 2024	75
				938		933
2023	Ver TV	March, 2023	130	666	April, 2023	617
	La Capital Cable	April, 2023	200	879	April, 2023	879
	TSMA	July, 2023	101	395	July, 2023	395
				1,940		1,891

Dividends paid

Distribution of non-cash dividends

Nine-month period ended September 30	Non cash	Distributed amount
		Currency of the transaction date	Current currency as of September 30, 2024
2023 (1)	2030 Global Bonds: US$411,214,954	47,701	210,544

(1)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board resolved to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” to distribute as non-cash dividends.

Dividends paid to non-controlling interests in subsidiaries

Brief information on cash dividends distributed and paid is provided below:

Nine-month period ended September 30	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of September 30, 2024
			Currency of the transaction date	Current currency as of September 30, 2024
2024	Núcleo	April, 2024	6,468	7,901	April, 2024	7,901
		May, 2024	842	989	May, 2024	989
				8,890		8,890
	Personal Envíos	June, 2024	681	764		(*)
				764
2023	Núcleo	August, 2023	2,326	8,102	August, 2023	8,102
				8,102		8,102

(*) As of September 30, 2024, these dividends are pending payment. The same converted at the closing exchange rate amount to $647 million.

NOTE 3 – TRADE RECEIVABLES

	September 30,	December 31,
Current	2024	2023
Ordinary receivables	330,720	337,152
Related parties (Note 24.b)	1,943	1,397
Contractual asset IFRS 15	75	89
Allowance for doubtful accounts	(76,940)	(70,802)
	255,798	267,836
Non-current
Ordinary receivables	359	473
Contractual asset IFRS 15	23	35
	382	508
Total trade receivables, net	256,180	268,344

TELECOM ARGENTINA S.A.

Movements in the allowance for doubtful accounts are as follows:

	September 30,
	2024	2023
At the beginning of the year	(70,802)	(96,597)
Acquisitions through business combinations	(122)	-
Increases	(58,695)	(73,462)
Uses	7,856	34,617
RECPAM and currency translation adjustments	44,823	58,021
At the end of the period	(76,940)	(77,421)

NOTE 4 – OTHER RECEIVABLES

	September 30,	December 31,
Current	2024	2023
Prepaid expenses	22,092	18,952
Income tax credits	9,785
Other tax credits	10,396	11,634
Related parties (Note 24.b)	1,027	435
DFI	-	3,123
Guarantee deposits	3,431	4,872
Compensation received for company acquisitions.	991	-
Call option	-	8,129
Other	15,226	25,007
Allowance for other receivables	(1,722)	(3,535)
	61,226	68,617
Non-Current
Prepaid expenses	7,088	4,080
Income tax credits	-	20,605
Other tax credits	332	111
DFI	-	881
Guarantee deposits	3,165	9,620
Compensation received for company acquisitions.	2,445	-
Other	3,725	4,268
	16,755	39,565
Total other receivables, net	77,981	108,182

Movements in the allowance for current other receivables are as follows:

	September 30,
	2024	2023
At the beginning of the year	(3,535)	(4,703)
Increases	(836)	(1,610)
Uses	844	-
RECPAM and currency translation adjustments	1,805	2,401
At the end of the period	(1,722)	(3,912)

NOTE 5 – INVENTORIES

	September 30,	December 31,
	2024	2023
Mobile handsets and others	58,188	66,312
Allowance for obsolescence of inventories	(5,088)	(2,755)
Total inventories	53,100	63,557

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2024	2023
At the beginning of the year	(2,755)	(3,075)
Increases	(2,543)	(692)
Uses	210	535
At the end of the period	(5,088)	(3,232)

TELECOM ARGENTINA S.A.

NOTE 6 – GOODWILL

	September 30,	December 31,
	2024	2023
Argentina	3,110,912	3,095,244
Abroad	8,831	17,056
Total goodwill	3,119,743	3,112,300

Movements in Goodwill are as follows:

	September 30,
	2024	2023
At the beginning of the year	3,112,300	3,105,782
Increases (Note 25.2.a. and c.)	18,029	480
Currency translation adjustments	(10,586)	25
At the end of the period	3,119,743	3,106,287

NOTE 7 – PP&E

	September 30,	December 31,
	2024	2023
PP&E	4,128,157	4,628,921
Allowance for obsolescence and impairment of materials	(37,358)	(44,333)
Accumulated impairment of others PP&E	(3,918)	(4,998)
	4,086,881	4,579,590

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

	September 30,
	2024	2023
At the beginning of the year	4,628,921	5,038,519
CAPEX	343,304	416,901
Acquisitions through business combinations	20,269	-
Currency translation adjustments	(153,566)	(4,743)
Net carrying value of decreases	(491)	(476)
Reclassification to Assets classified as held for sale (*)	(1,997)	-
Depreciation of the period	(708,283)	(841,107)
At the end of the period	4,128,157	4,609,094

(*) Corresponds to buildings that the Company considers available for sale and comply with the requirements of IFRS 5 for their classification.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2024	2023
At the beginning of the year	(44,333)	(57,008)
Decreases	6,482	3,442
Currency translation adjustments	493	15
At the end of the period	(37,358)	(53,551)

Movements in the accumulated impairment of others PP&E are as follows:

	September 30,
	2024	2023
At the beginning of the year	(4,998)	(4,842)
Decreases	1,080	420
At the end of the period	(3,918)	(4,422)

NOTE 8 – INTANGIBLE ASSETS

	September 30,	December 31,
	2024	2023
Intangible assets	1,835,331	1,895,555
Impairment allowance	(68,372)	(68,372)
	1,766,959	1,827,183

TELECOM ARGENTINA S.A.

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	September 30,
	2024	2023
At the beginning of the year	1,895,555	1,667,744
CAPEX	28,698	38,016
Currency translation adjustments	(8,127)	(365)
Amortization of the period	(80,795)	(129,944)
At the end of the period	1,835,331	1,575,451

Movements in Impairment allowance of intangible assets are as follows:

	September 30,
	2024	2023
At the beginning of the year	(68,372)	(68,222)
Increases	-	(150)
At the end of the period	(68,372)	(68,372)

NOTE 9 – RIGHT OF USE ASSETS

	September 30,	December 31,
	2024	2023
Leases rights of use
Sites	279,545	277,512
Real estate and others	44,421	42,728
Poles	36,244	29,503
Indefeasible right of use	7,427	9,077
Asset retirement obligations	77,550	75,974
	445,187	434,794

Movements in right of use assets are as follows:

	September 30,
	2024	2023
At the beginning of the year	434,794	395,049
Increase	166,117	123,767
Net carrying value of decreases	(530)	(219)
Currency translation adjustments	(14,585)	1,014
Amortization of the period	(140,609)	(105,700)
At the end of the period	445,187	413,911

NOTE 10 – TRADE PAYABLES

	September 30,	December 31,
Current	2024	2023
Suppliers	380,828	707,936
Related parties (Note 24.b)	11,869	11,414
	392,697	719,350
Non-current
Suppliers	10,345	1,842
	10,345	1,842
Total trade payables	403,042	721,192

NOTE 11 – BORROWINGS

	September 30,	December 31,
Current	2024	2023
Bank overdrafts – principal	154,546	47,400
Bank and other financial entities loans – principal	124,074	412,733
Notes – principal	606,329	380,941
Loans for purchase of equipment	5,184	31,410
Remeasurement, interest and related expenses	139,805	263,379
	1,029,938	1,135,863

TELECOM ARGENTINA S.A.

	September 30,	December 31,
Non-current	2024	2023
Notes – principal	1,143,790	2,014,059
Bank and other financial entities loans – principal	211,361	805,678
Loans for purchase of equipment	1,454	21,619
Remeasurement, interest and related expenses	276,898	312,560
	1,633,503	3,153,916
Total borrowings	2,663,441	4,289,779

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total 09.30.2024	Total 09.30.2023

At the beginning of the year			4,289,779	2,945,281
Proceeds from borrowings – principal	627,979	-	627,979	405,545
Payment of borrowings – principal	(816,816)	-	(816,816)	(325,329)
Repurchase of Notes	(19,151)	-	(19,151)	-
Payment of interests and related expenses	(247,783)	-	(247,783)	(298,016)
Payment of DFI	(4,462)	-	(4,462)	(59,959)
Proceed from bank overdrafts net of payment	214,703	-	214,703	122,451
Trade payables cancelled with borrowings	-	12,005	12,005	50,519
Accrued interest and other financial cost*	-	174,169	174,169	47,484
Foreign currency exchange gains**	-	(1,522,319)	(1,522,319)	(23,756)
Currency translation adjustments	-	(44,663)	(44,663)	643
Total al 09/30/24	(245,530	(1,380,808)	2,663,441
Total al 09/30/23	(155,308)	74,890		2,864,863

(*) Includes $2,542 million and $1,640 million corresponding to net income generated by DFI in the nine-month period ended September 30, 2024 and 2023, respectively.

(**) Includes ($46,728) million corresponding to net losses generated by DFI in the nine-month period ended September 30, 2023.

Recent developments of Borrowings for the nine-month period ended September 30, 2024 are detailed below:

a)	Notes

-	Issuance

Series	Currency	Principal value (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Accounting balance (in millions) (1)
20	US$ linked	59.7 (2)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis	81,575
		21.6 (3)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
21	US$	500 (4)	07/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi-annual	601,555
		115.3 (5)	07/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi-annual
		1.9 (5)	08/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi-annual
22	US$ linked	33.7 (6)	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of 2%	Quarterly basis	32,862

(1)	This accounting balances includes remeasurement, interest and related expenses.
(2)	For Series 20 Notes issued, the subscription price was above par. The Company issued Notes for a nominal value of $55,619 million, equivalent to US$59.7 million. Of the total issued, the Company obtained proceeds net of issuance expenses of $46,210 million ($51,816 million in current currency as of September 30, 2024), equivalent to US$51.8 million, and an non cash proceed of $9,128 million ($10,235 million in current currency as of September 30, 2024), equivalent to US$9.8 million, was made through the exchange of a portion of the Series 9 Notes. This transaction was recognized as a debt extinguishment, recognizing a gain of $0.4 million that is included in “Borrowings renegotiation results” item, within Financial results from borrowings.
(3)	For Series 20 Notes additional issued, the subscription price was above par. The Company obtained proceeds net of issuance expenses of $20,225 million ($22,678 million in current currency as of September 30, 2024), equivalent to US$21.6 million.
(4)	For Series 21 Notes: The subscription price was under par, so that on the date of issuance, the Company obtained, net of issuance costs, US$493 million ($492,092 million in current currency as of September 30, 2024). The Company used funds amounting to US$ 482 million to repay part of its borrowings (US$19.7 million related to repurchase Notes of Series 5 Notes and US$ 462 million related to prepayment of loans). See in ON Series 5 and point b) of this note.

TELECOM ARGENTINA S.A.

(5)	For Series 21 Notes additional issued: In July and August, 2024, the Company exchanged US$ 115.3 million ($ 111,128 million in current currency as of September 30, 2024) and US$ 1.9 million ($ 1,898 million in current currency as of September 30, 2024), respectively, of Series 21 Notes for part of its Series 1 Notes maturing in 2026. As of September 30, 2024, the outstanding nominal value of the Class 1 Negotiable Obligations is US$ 282.7 million.” This transaction was recognized as a debt extinguishment, recognizing a gain of $0.4 million that is included in “Borrowings renegotiation results” item, within Financial results from borrowings.
(6)	For Series 22: The subscription price was above par. The Company issued Notes for a nominal value of $31,732 million, equivalent to US$33.7 million. Of the total issued, the Company obtained proceeds net of issuance expenses of $31,670 million ($32,670 million in current currency as of September 30, 2024).

-	Series 5 Notes

On August 6, 2024, the Company paid a part of principal on the Series 5 Notes for US$128.3 million ($123,896 million in current currency as of September 30, 2024).

Additionally, on August 8, 2024, the Company used part of the proceeds from the Series 21 Notes to repurchase Series 5 Notes amounting to US$ 19.7 million ($19,151 million in current currency as of September 30, 2024).

For this operation, the Company recognized a gain on the repurchase of Notes of $376 million, which is included in the line “Repurchase of Notes” within “Financial results from borrowings”.

b)	Bank and other financing entities loans

Export Development Canadá 2023 (EDC)

During June 2024, disbursements of the credit line of US$11.6 million (equivalent to $12,005 million as of September 30, 2024) was completed, maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65 percentage points.

Cisco Systems Capital Corporation

During August 2024, through the liquidation of BOPREAL bonds, the Company prepaid its loan with the supplier for US$18 million (principal of US$17.6 million and interest of US$0.4 million). This negotiation resulted in a reduction of US$1.8 million ($1,762 million in current currency as as of September 30, 2024) recognized in “Borrowings renegotiation results” item, within Financial results from borrowings.

Prepayment of loans

The Company has used amounting to US$ 462 million ($ 446,803 million in current currency as of September 30, 2024) from Series 21 Notes for the payments and prepayments of the following borrowings:

International Finance Corporation (IFC)

On August 15, 2024, the Company paid an amortization installment in the amount of US$40.9 million and fully prepay the outstanding principal amount of U.S.$38.25 million under its loan agreement dated March 4, 2019. On the same date, the Company paid an amortization installment in the amount of US$16.7 million and partially prepay US$125 million under its loan agreement dated June 28, 2022.

Finally, on September 15, 2024, the Company paid an amortization installment in the amount of US$15.4 million and fully prepay the outstanding principal amount of US$62.7 million under its loan agreement dated October 5, 2016.

Inter-American Investment Corporation (IDB)

On September 3, 2024, the Company paid of the Initial Notes to partially prepay US$135.0 million under its loan agreement dated May 29, 2019.

In all cases, the Company has also paid the accrued interest and corresponding expenses amounting to US$ 28 million ($27,672 million in current currency as of September 30, 2024).

TELECOM ARGENTINA S.A.

c)	Compliance with covenants

Considering the complexity of Argentina’s economic situation, described in Note 29 to our consolidated financial statements for the year-ended December 31, 2023, which prevented the early and accurate estimation of certain financial ratios, the Company, as of December 31, 2023, requested and obtained waivers regarding the Net Debt/EBITDA ratio.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allow increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2,700 million on each calculation date, among other matters.

As of September 30, 2024 the Company has complied with: a) the EBITDA/ Net Interest ratio and b) the Net Debt/EBITDA ratio established in the waivers obtained in March 2024, and is also in compliance with the rest of the commitments assumed and in force.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	September 30,	December 31,
Current	2024	2023
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	158,955	175,503
Termination benefits	13,454	8,218
	172,409	183,721
Non-current
Termination benefits	8,993	7,517
	8,993	7,517
Total salaries and social security payables	181,402	191,238

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	September 30,	December 31,
	2024	2023
Núcleo	874	2.543544
NYSSA	403	298
Adesol	625	210
TSMA	258	-
Opalker	-	20
Pem	-	77
	(*) 2,160	3,149

(*) Includes $(17,161) million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries, RECPAM and to compensation made with tax credits and $833 million for the acquisitions of TSMA and Manda.

Deferred Income tax assets and liabilities, net of Telecom and its subsidiaries, and the actions for recourse tax receivable are presented below:

	September 30,	December 31,
	2024	2023
Tax carryforward	(20,363)	(996,550)
Allowance for doubtful accounts	(26,838)	(33,831)
Legal Claims and contingent liabilities	(8,879)	(14,747)
PP&E, intangible assets and right of use assets	1,197,071	1,254,919
Cash dividends from foreign companies	16,526	27,479
Income tax inflation adjustment effect	146,256	666,564
Other deferred tax assets, net	2,466	(319)
Total deferred tax liabilities, net	1,306,239	903,515
Actions for recourse tax receivable	(888)	(1,790)
Total deferred tax liability, net	(*)1,305,351	901,725

Net deferred tax assets	(27,170)	(27,849)
Net deferred tax liabilities	1,332,521	929,574

(*) Includes $5,103 million of currency translation adjustments on foreign subsidiaries’ initial balances and $36 million corresponding to net deferred tax liabilities from the acquisition of TSMA and Manda.

TELECOM ARGENTINA S.A.

As of September 30, 2024, Telecom and some subsidiaries have cumulative tax loss carryforwards of $59,959 million (including $988 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of $20,363 million.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 09.30.2024	Tax loss carryforward expiration year
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,424	2027
Micro Sistemas	2023	17,646	2028
Micro Sistemas	2024	36,091	2029
Pem	2024	108	2029
Ubiquo	2023	60	No deadline
Ubiquo	2024	247	No deadline
RISSAU	2023	526	2028
RISSAU	2024	304	2029
Manda	2020	194	2025
Manda	2022	15	2027
Manda	2023	779	2028
AVC Continente Audiovisual	2021	3	2026
AVC Continente Audiovisual	2022	37	2027
AVC Continente Audiovisual	2023	130	2028
AVC Continente Audiovisual	2024	60	2029
Cable Imagen	2021	6	2026
Cable Imagen	2022	16	2027
Cable Imagen	2023	50	2028
Cable Imagen	2024	23	2029
		59,959

Income tax benefit (expense) differed from the amounts computed by applying the statutory income tax rate of each company to pre-tax income as a result of the following:

	Nine-month period ended September 30,
	2024	2023
	Profit (loss)
Income before income tax	1,374,004	28,746
Non-taxable items – Losses from associates and joint ventures	8,184	3,640
Non-taxable items – Other	4,430	2,481
Restatement in current currency of Equity, goodwill and other	879,747	1,552,292
Subtotal	2,266,365	1,587,159
Effective income tax rate	34.48%	34.43%
Income tax expense at statutory tax rate of each companies	(781,401)	(546,395)
Deferred tax liability restatement in current currency and other	1,143,269	1,337,935
Income tax inflation adjustment	(781,066)	(548,387)
Income tax on cash dividends of foreign companies	(2,894)	(8,742)
Income tax benefit (expense)(*)(**)	(422,092)	234,411

Current tax	(21,991)	(3,575)
Deferred tax	(400,101)	237,986
Income tax benefit (expense)	(422,092)	234,411

(*) Includes $2,711 million and ($2,378) million in the nine-month periods ended September 30, 2024 and 2023, respectively, corresponding to the adjustments made in the Company’s Affidavits 2023 and 2022.

(**) Includes $214 million in the nine-month period ended September 30, 2024 corresponding to a computable withholding arising from the subsidiary Micro Fintech Holding, which is not subject to income tax.

TELECOM ARGENTINA S.A.

NOTE 14 –OTHER TAXES PAYABLES

	September 30,	December 31,
Current	2024	2023
Other national taxes	56,265	66,913
Provincial taxes	7,439	8,390
Municipal taxes	3,803	3,612
	67,507	78,915
Non- current
Provincial taxes	3	22
	3	22
Total other taxes payables	67,510	78,937

NOTE 15 – LEASES LIABILITIES

	September 30,	December 31,
	2024	2023
Current
Argentina	61,110	54,388
Abroad	2,127	3,538
	63,237	57,926

Non- current
Argentina	88,716	91,379
Abroad	26,054	29,386
	114,770	120,765
Total leases liabilities	178,007	178,691

Movements in Leases liabilities are as follows:

	September 30,
	2024	2023
At the beginning of the year	178,691	181,400
Increases (*)	146,305	100,654
Financial results, net (**)	17,222	40,530
Payments	(58,161)	(65,737)
Decreases (included RECPAM and currency translation adjustments)	(106,050)	(104,444)
At the end of the period	178,007	152,403

(*) Included in Rights of use assets acquisitions.

(**) Included in Other foreign currency exchange gains (losses) and Other interests, net.

NOTE 16 – OTHER LIABILITIES

	September 30,	December 31,
Current	2024	2023
Deferred revenues on prepaid credit	17,728	16,038
Deferred revenues on connection fees and international capacity leases	3,555	3,475
Debt for acquisition of companies	24,293	1,144
Related parties (Note 24.b)	2,769	4,753
Funds to be paid to clients	7,492	14,552
Other	3,657	1,282
	59,494	41,244
Non-current
Deferred revenues on connection fees and international capacity leases	2,099	3,076
Pension benefits	4,310	4,533
Related parties (Note 24.b)	2,534	8,332
Debt for acquisition of companies	624	2,068
Other	48	218
	9,615	18,227
Total other liabilities	69,109	59,471

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

The evolution of provisions as of September 30, 2024 and 2023 is as follows:

	Balances as of December 31, 2023	Additions			Reclassifica- tions	Payments	RECPAM, currency translation adjustments	Balances as of September 30, 2024
		Acquisitions through business combinations	Capital (i)	Financial result (ii)
Current
Legal Claims and contingent liabilities	10,765	-	1,989	-	13,952	(20,138)	(3,147)	3,421
Total current provisions	10,765	-	1,989	-	13,952	(20,138)	(3,147)	3,421
Non- Current
Legal Claims and contingent liabilities	25,817	4,001	10,944	11,820	(13,952)	(3,291)	(10,499)	24,840
Asset retirement obligations	26,830	-	19,812	-	-	-	(16,526)	30,116
Total non-current provisions	52,647	4,001	30,756	11,820	(13,952)	(3,291)	(27,025)	54,956

Total provisions	63,412	4,001	32,745	11,820	-	(23,429)	(30,172)	58,377

(i)	$12,933 million charged to Other operating expenses and $19,812 million to Right of use assets.

(ii)	Charged to Other financial results, net - Other interests, net.

	Balances as of December 31, 2022	Additions		Reclassifica- tions	Payments	RECPAM, currency translation adjustments	Balances as of September 30, 2023
		Capital (i)	Financial result (ii)
Current
Legal Claims and contingent liabilities	16,532	19,797	-	21,578	(40,618)	(3,600)	13,689
Total current provisions	16,532	19,797	-	21,578	(40,618)	(3,600)	13,689
Non- Current
Legal Claims and contingent liabilities	40,841	17,842	15,737	(21,578)	-	(20,885)	31,957
Asset retirement obligations	32,318	23,113	-	-	-	(20,412)	35,019
Total non-current provisions	73,159	40,955	15,737	(21,578)	0	(41,297)	66,976

Total provisions	89,691	60,752	15,737	-	(40,618)	(44,897)	80,665

(i)	$37,639 million charged to Other operating expenses and $23,113 million to Right of use assets.
(ii)	Charged to Other financial results, net - Other interests, net.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of September 30, 2024, and December 31, 2023 are the following:

	09.30.2024	12.31.2023
	In equivalent millions of Argentine pesos
Assets	213,354	360,789
Liabilities	(2,395,734)	(4,540,084)
Net Liabilities	(2,182,380)	(4,179,295)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of September 30, 2024 and December 31, 2023:

	As of September 30, 2024
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	268,214	24,101	(415,076)	(44,196)
Offsetting	(12,034)	(2,826)	12,034	2,826
Current and non-current assets (liabilities) – Book value	256,180	21,275	(403,042)	(41,370)

	As of December 31, 2023
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	283,023	49,353	(735,871)	(33,888)
Offsetting	(14,679)	(1,758)	14,679	1,758
Current and non-current assets (liabilities) – Book value	268,344	47,595	(721,192)	(32,130)

TELECOM ARGENTINA S.A.

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of September 30, 2024 and December 31, 2023, and the level of hierarchy are listed below:

September 30, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	42,988	-	42,988
Government bonds and Notes (1)	138,605	-	138,605
Total assets	181,593	-	181,593
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of companies	-	648	648
Non-current Liabilities
Other liabilities: Debt for acquisition of companies	-	624	624
Total Liabilities	-	1,272	1,272

  (1)     Mutual Funds are included in “Cash and cash equivalents”, “Investments” and Government bonds and Notes are included in “Cash and cash equivalents” and “Investments”.

December 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	29,080	-	29,080
Government bonds and Notes (1)	263,448	-	263,448
Other receivables: DFI	-	3,123	3,123
Other receivables: Indemnification assets	-	20	20
Non-current Assets
Other receivables: DFI	-	881	881
Total assets	292,528	4,024	296,552
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	1,144	1,144
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	2,068	2,068
Total liabilities	-	3,212	3,212

(1)	Mutual Funds are included in “Cash and cash equivalents” and “Investments”. Government bonds and Notes are included in “Cash and cash equivalents” and “Investments”.

In relation to the fair values set forth above, as of September 30, 2024, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2023.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of September 30, 2024, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	2,086,679	2,018,116
Other borrowings	576,762	585,160
	2,663,441	2,603,276

F-26

TELECOM ARGENTINA S.A.

The fair value of the borrowings was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as Level 3.

Exchange rate Hedges

During June 2024, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$5 million fixing the exchange rate in 1,015 Argentine pesos/US$, with maturities on August 30, 2024.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $848,595 million as of September 30, 2024 (of which $137,714 million corresponds to Fixed Assets commitments). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

NOTE 20 – EQUITY

a)	Capital Stock

As of September 30, 2024 and December 31, 2023, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited condensed consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the ADS representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2024 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2023 for $257,730 million ($519,534 million in current currency as of September 30, 2024): (i) absorb the amount of $257,730 million ($519,534 million in current currency as of September 30, 2024) from the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”; b) to reclassify the amount of $84,257 million ($156,063 million in current currency as of September 30, 2024) from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse between October 1, 2024 and December 31, 2024 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in kind or any combination of both options, for up to the maximum amount of distribution of US$ 100 million, once the conditions detailed in Note 13.c) to the consolidated financial statements as of December 31, 2023 are met or waived.

TELECOM ARGENTINA S.A.

c)	Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 21 – REVENUES

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Mobile Services	401,005	419,100	1,154,984	1,292,431
Internet Services	256,708	224,245	725,497	684,400
Cable Television Services	141,214	178,419	413,757	572,826
Fixed and Data Services	109,506	124,343	357,666	375,199
Other services revenues	10,509	9,480	30,403	26,862
Subtotal services revenues	918,942	955,587	2,682,307	2,951,718
Equipment revenues	64,199	74,631	170,034	233,376
Total Revenues	983,141	1,030,218	2,852,341	3,185,094

NOTE 22 – OPERATING EXPENSES

The main components of the operating expenses are the following:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(206,411)	(229,758)	(594,992)	(712,384)
Severance indemnities	(40,451)	(13,378)	(84,148)	(37,908)
Other employee expenses	(5,368)	(5,520)	(15,384)	(16,148)
	(252,230)	(248,656)	(694,524)	(766,440)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(74,214)	(70,732)	(214,715)	(204,815)
Fees for services	(52,496)	(61,043)	(166,652)	(193,067)
Directors and Supervisory Committee’s members’ fees	(1,014)	(822)	(3,107)	(2,614)
	(127,724)	(132,597)	(384,474)	(400,496)
Taxes and fees with the Regulatory Authority
Turnover tax	(40,318)	(39,453)	(115,604)	(120,099)
Regulatory Entity Fees	(21,092)	(19,567)	(58,280)	(61,448)
Municipal taxes	(9,950)	(10,330)	(28,008)	(32,668)
Other taxes and fees	(6,504)	(9,967)	(20,983)	(31,429)
	(77,864)	(79,317)	(222,875)	(245,644)
Cost of equipment
Inventory balance at the beginning of the year/ period	(51,776)	(46,243)	(66,312)	(43,551)
Plus:
Purchases	(56,684)	(82,500)	(131,157)	(208,959)
Other	1,304	5,505	7,508	12,370
Less:
Inventory balance at the end of the period	58,188	71,175	58,188	71,175
	(48,968)	(52,063)	(131,773)	(168,965)
Other operating expenses
Legal Claims and contingent liabilities	(4,808)	(7,268)	(12,933)	(37,639)
Rental and internet capacity	(4,467)	(6,124)	(21,274)	(18,423)
Energy, water and other services	(24,903)	(20,301)	(71,145)	(62,140)
Postage, freight and travel expenses	(7,332)	(7,603)	(19,331)	(22,814)
Other	(7,917)	(1,173)	(10,650)	(5,519)
	(49,427)	(42,469)	(135,333)	(146,535)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(230,782)	(283,871)	(708,283)	(841,107)
Amortization of intangible assets	(25,683)	(42,670)	(80,795)	(129,944)
Amortization of rights of use assets	(48,024)	(38,398)	(140,609)	(105,700)
(Impairment) / Recovery of Fixed Assets	609	383	1,025	238
	(303,880)	(364,556)	(928,662)	(1,076,513)

TELECOM ARGENTINA S.A.

Operating expenses disclosed by function of expense amounted to $2,958,707 million and $3,342,781 million for the nine-month period ended September 30, 2024 and 2023, respectively are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 09.30.2024	Total 09.30.2023
Employee benefit expenses and severance payments	(373,523)	(145,231)	(175,770)	-	(694,524)	(766,440)
Interconnection costs and transmission costs	(85,295)	-	-	-	(85,295)	(93,071)
Fees for services, maintenance, materials and supplies	(151,317)	(77,878)	(155,279)	-	(384,474)	(400,496)
Taxes and fees with the Regulatory Authority	(220,268)	(1,400)	(1,207)	-	(222,875)	(245,644)
Commissions and advertising	-	-	(155,421)	-	(155,421)	(192,780)
Cost of equipment and handsets	(131,773)	-	-	-	(131,773)	(168,965)
Programming and content costs	(161,655)	-	-	-	(161,655)	(178,875)
Bad debt expenses	-	-	(58,695)	-	(58,695)	(73,462)
Other operating expenses	(92,735)	(22,327)	(20,271)	-	(135,333)	(146,535)
Depreciation, amortization and impairment of Fixed Assets	(741,727)	(123,033)	(64,927)	1,025	(928,662)	(1,076,513)
Total as of 09.30.2024	(1,958,293)	(369,869)	(631,570)	1,025	(2,958,707)
Total as of 09.30.2023	(2,196,996)	(402,610)	(743,413)	238		(3,342,781)

NOTE 23 – FINANCIAL RESULTS

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
	Profit (loss)
Interests on borrowings	(27,570)	(24,113)	(87,136)	(90,456)
Remeasurement in borrowings (*)	(3,883)	35,747	(86,875)	46,220
Foreign currency exchange gains on borrowings	121,472	(5,295)	1,522,114	70,484
Borrowings renegotiation results	2,008	-	2,008	(1,608)
Repurchase Notes	376	-	376	-
Total financial results from borrowings	92,403	6,339	1,350,487	24,640
Fair value gains/(losses) on financial assets at fair value through profit or loss	(27,835)	(6,694)	(44,741)	(40,043)
Other foreign currency exchange gains (losses)	(2,413)	(7,280)	167,410	(12,688)
Other interests, net	6,379	9,779	15,597	20,215
Other taxes and bank expenses	(28,804)	(16,032)	(83,957)	(37,550)
Financial expenses on pension benefits	(660)	(876)	(2,354)	(3,371)
Financial discounts on assets, debts and others	(14,247)	(4,147)	(22,704)	(11,433)
RECPAM	21,951	97,507	108,816	250,303
Total other financial results, net	(45,629)	72,257	138,067	165,433
Total financial results, net	46,774	78,596	1,488,554	190,073

(*) Related to Notes issued in UVA.

NOTE 24 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding 28.16% of the capital stock of the Company. Additionally, both CVH and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

b)	Balances with Related parties

•	Associates and joint venture

CURRENT ASSETS		September 30,	December 31,
Trade receivables		2024	2023
Ver TV	Associate	-	20
OPH	Joint venture	28	55
		28	75

TELECOM ARGENTINA S.A.

		September 30,	December 31,
Other receivables		2024	2023
La Capital Cable	Associate	429	423
Ver TV	Associate	-	4
		429	427

CURRENT LIABILITIES		September 30,	December 31,
Trade payables		2024	2023
La Capital Cable	Associate	11	7
TSMA	Associate	-	2
OPH	Joint venture	670	2,160
		681	2,169
Other liabilities
OPH	Joint venture	2,769	4,753
		2,769	4,753
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	2,534	8,332
		2,534	8,332

•	Other Related parties

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2024	2023
Other related parties	1,915	1,322
	1,915	1,322
Other receivables
Other related parties	598	8
	598	8
CURRENT LIABILITIES
Trade payables
Other related parties	11,188	9,245
	11,188	9,245

c)	Transactions with Related parties

•	Associates and joint ventures

	Transaction	Kind of related party	Nine-month period ended September 30,
			2024	2023
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	143	124
Ver TV	Services revenues and other revenues	Associate	49	49
OPH	Services revenues and other revenues	Joint venture	226	77
			418	250
			Operating costs
La Capital Cable	Fees for services	Associate	(730)	(1,391)
			(730)	(1,391)

•	Other Related parties

	Transaction	Nine-month period ended September 30,
		2024	2023
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	4,046	2,843
		4,046	2,843
		Operating costs
Other related parties	Programming costs	(30,680)	(27,415)
Other related parties	Editing and distribution of magazines	(3,034)	(4,443)
Other related parties	Advisory services	(3,673)	(3,288)
Other related parties	Advertising purchases	(1,282)	(2,265)
Other related parties	Other purchases and commissions	(3,610)	(1,418)
		(42,279)	(38,829)

The transactions discussed above were made by Telecom Argentina under the same conditions than would have been obtained from unaffiliated third parties. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

NOTE 25 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

In relation to the situation described in Note 2.c).i) in the consolidated financial statements as of December 31, 2023, on February 20, 2024 the precautionary measure, which suspended the application of the Decree No. 690/20, was extended for an additional period of six months, remaining in force until August 20, 2024.

In connection with the decision rendered on November 17, 2023 by the Federal Court on Administrative Litigation Matters No. 8 whereby it nullified Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20, on June 19, 2024, Chamber II of the Court of Appeals on Federal Administrative Matters rendered a decision whereby it fully upheld the first-instance judgment, ratifying the nullity of both Decree No. 690/20 and the aforementioned ENACOM Resolutions, considering them unconstitutional.

On July 4, 2024, PEN filed an extraordinary appeal against the second instance ruling. On September 2024, the Company was notified of the decision by Chamber II of the Federal Court of Appeals on Administrative Litigation Matters, which withdraws the extraordinary appeals filed by the PEN and ENACOM against the ruling of the aforementioned Court of Appeals.

Finally, on October 16, 2024, the Company was notified of the decision of the Federal Administrative Court No. 8 to consider the case concluded and to be kept in records.

On the other hand, through Emergency Decree No. 302/24, published in the Official Gazette on April 9, 2024, the Executive Branch repealed Decree No. 690/20. Furthermore, on June 25, 2024, through ENACOM Resolution No. 13/24, the ENACOM revoked the regulations that limited price increases for Internet, mobile telephony, and cable television services.

b)	Micro Sistemas

Through Communication "A" No. 8,038, the BCRA repealed Communication "A" No. 7,825, which had established that the return received by PSPCP in pesos of deposit accounts held at financial institutions, where their clients' funds are deposited, had to be fully transferred to those clients.

Additionally, on July 4, 2024, Micro Sistemas was registered with the BCRA as an Acceptor of payments made through transfers.

2.	Corporate issues

a)	Exercise of the call option of Naperville and Saturn Holding LLC

a.1) Naperville

On May 20, 2024, the subsidiary Televisión Dirigida partially exercised the call option to purchase 51% of Naperville (which owns shares representing 76.63% of Manda’s share capital and votes, which in turn is the sole shareholder and owns 100% of RISSAU’s share capital and votes, an operating company whose main activity is the installation and operation of broadcasting services).

Additionally, on the same day, Televisión Dirigida also exercised the call option for US$ 3,108 to purchase all the shares held by minority shareholders in Manda, which represent 0.007% of the capital stock and votes of said company.

The transaction price amounted to US$ 16.4 million ($14,584 million stated at the exchange rate prevailing on the transaction date), which shall be settled as follows: a) US$ 3.8 million ($ 3,404 million stated at the exchange rate prevailing on the transaction date) has been paid as an option premium on the date of execution of the Option Agreement dated October 4, 2023, b) US$ 12.6 million for the partial acquisition of 51%, of which US$ 6 million -$ 5,333 million stated at the exchange rate prevailing on the transaction date- was paid within 48 hours of signing date , and US$ 6.6 million -$5,847 million stated at the exchange rate prevailing on the transaction date- cancelled on July 31, 2024.

TELECOM ARGENTINA S.A.

The Company's management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) at the acquisition date, and from the comparison with the consideration paid has determined a goodwill.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exercise of the call option for 51% of Naperville:

Purchase consideration	(In current currency at the acquisition date)	(In current currency as of September 30, 2024)
Call option	3,403	4,158
Cash Paid	11,180	13,658
Total	14,583	17,816

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current currency at the acquisition date)	(In current currency as of September 30,2024)
Cash and cash equivalents	642	784
Investment	1,613	1,971
Trade receivables	420	513
PP&E	1,273	1,554
Trade payables	(1,343)	(1,640)
Other assets / liabilities, net	(1,870)	(2,215)
Net identifiable assets acquired	735	967
Less: non-controlling interests	(891)	(1,131)
Add: goodwill (*)	14,739	17,980
Net assets acquired	14,583	17,816

(*) The Company will annually review the recoverability of goodwill.

Revenue and profit contribution

The acquired business contributed revenues of $4,345 million and Adjusted EBITDA of $2,845 million for the period from May 1, 2024 to September 30, 2024.

a.2) Transaction non-controlling interest

On July 17, 2024, Televisión Dirigida exercised the call option to purchase the remaining shares, accounting for 49% of Naperville for US$ 15.8 million

Also, on that same day, the Company exercised the call option to purchase 100% of Saturn, the company that owns the remaining 23.37% of Manda, for US$9.8 million (including US$1.2 million of a premium for the Saturn call option, which the Company retained, to be deducted from said price).

After these acquisitions, Televisión Dirigida holds 100% ownership of Naperville, Saturn, Manda, and RISSAU as of September 30, 2024.

The outstanding balance for both acquisitions shall be paid according to the schedule agreed by the parties, and the agreement provides for the possibility for Televisión Dirigida to make partial payments, pre-cancel outstanding balances if it so desires, or even postpone payments subject to obtaining the prior consent of the seller.

The remained unsettled as of September 30, 2024 amounts to $23,645 million which was included under "Debt for acquisition of companies" within Other current liabilities. During October, 2024, US$ 5 million was paid towards the debt for the acquisition of Saturn.

TELECOM ARGENTINA S.A.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $1,691 million adjustment to the non-controlling interest balance as of September 30, 2024 and the difference arising from the total purchase price of $24,706 million was recorded in “Other comprehensive income” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

b)	Corporate reorganization

b.1) Merger between Núcleo and Tuves Paraguay S.A.

In relation to the corporate reorganization process between Núcleo and Tuves Paraguay S.A. mentioned in Note 1 to the consolidated financial statements as of December 31, 2023, on June 3, 2024, the General Directorate of Public Registries approved the merger between Núcleo (the absorbing and surviving company) and Tuves Paraguay S.A. (the absorbed company). The effective merger date is June 4, 2024, the date on which the transfer to Núcleo of all the rights and obligations, assets, and liabilities of the absorbed company took effect.

This operation has no impact on these unaudited condensed consolidated financial statements.

b.2) Transfer of shares of Personal Envíos to Micro Fintech Holding

On May 20, 2024, the subsidiary Núcleo distributed dividends to its shareholders totalling PYG 145,614 million ($20,549 million in constant currency as of September 30, 2024), of which PYG 21,842 million ($ 3,402 million in constant currency as of September 30, 2024) was distributed in cash and PYG 123,772 million ($17,507 million in constant currency as of September 30, 2024) was distributed in shares of Personal Envíos (an amount equivalent to the fair value, determined by an independent appraiser, of the 7,760 shares it held in Personal Envíos, representing 97% of its interest in that company).

On the same day, the Company made an in-kind contribution to Micro Fintech Holding consisting of the shares received from Núcleo along with 160 shares that the Company already held in Personal Envíos.

As a result of this transaction, Micro Fintech Holding currently owns 5,400 shares, representing 67.5% of the issued and outstanding capital stock of Personal Envíos.

This operation has no impact on these unaudited condensed consolidated financial statements since the non-controlling interest maintained its percentage of Equity.

c)	Acquisition of TSMA

On September 14, 2024, the Company signed a share exchange and transfer agreement with El Hombre Mil S.A. (“EHM”), controlling Company of TSMA and Ver TV, companies that provide TIC internet Access and TV services in some cities along the Province of Buenos Aires.

After said share exchange and transfer, Telecom Argentina will hold 100% of its current subsidiary TSMA (previous direct/indirect interest in capital stock and votes was 50,1%), and EHM will hold 100% of Ver TV, in which Telecom Argentina had a 49%. Additionally to the share exchange, the Company received US$5.5 million (U$S 2.5 million upon signing the agreement and U$S 3 million payable in seven semi - annual installments) for the transfer of shares. As of September 30, 2024, the Company has an outstanding receivable of $3.436 million, within Other current receivables ($991 million) and non-current ($2,445 million), respectively.

The Company, applying the guidelines of IFRS 3 (for a business combination in stages and the determination of the consideration transferred of non-monetary assets), has determined the fair value of the interest it held immediately before the exchange of shares.

The Company's management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) of TSMA at the acquisition date, plus the compensation received of U$S 5.5 million and from the comparison with the consideration paid (interest in Ver TV) has determined a goodwill.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exchange of interest:

TELECOM ARGENTINA S.A.

Purchase consideration	(In current currency at the acquisition date)	(In current currency as of September 30, 2024)
Fair value of the interest in Ver TV	13,580	14,051
Compensation received	(6,297)	(6,515)
Total	7,283	7,536

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current currency at the acquisition date)	(In current currency as of September 30, 2024)
Cash and cash equivalents	43	44
Investment	3,364	3,481
Trade receivables	635	657
PP&E	18,090	18,715
Trade payables	(2,500)	(2,587)
Other assets / liabilities, net	(5,084)	(5,257)
Net identifiable assets acquired	14,548	15,053
Less: Fair value of previous interest in TSMA (50.1%)	(7,312)	(7,566)
Add: goodwill (*)	47	49
Total	7,283	7,536

(*) The Company will annually review the recoverability of goodwill.

Revenue and profit contribution

During September, the acquired business contributed revenues of $1,716 million and Adjusted EBITDA of $173million.

NOTE 26 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2024

Notes: Series 21 additional

In connection with the Notes Global Program, the Company issued the Series 21 Notes with the following characteristics:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
21	US$	200 (1)	10/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi annual

1.    The subscription price was above par, so as of the issuance date, the Company obtained net funds from issuance expenses amounting to US$211.4 million, which includes US$5.3 million in accrued interest as of the issuance date (equivalent to $205,166 million as of the issuance date). The Company will use the funds for loan refinancing.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2024

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency- or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of September 30, 2024.

The table below shows the evolution of the national consumer price index (National CPI) in light of the fact that Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, as further discussed in Note 1.d) to the unaudited condensed consolidated financial statements for 2023 and as of September 30, 2024 and 2023. According to official statistics from the Argentine National Statistics and Censuses Institute (Instituto Nacional de Estadísticas y Censos) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects are as follows:

	As of September 30, 2023	As of December 31, 2023	As of September 30, 2024

National Consumer Price Index (National CPI) (December 2016=100)	2,304.9	3,533.2	7,122.2

Variation in prices
Annual	138.3%	211.4%	209.0%
Accumulated nine months	103.2%	n/a	101.6%
Accumulated three months since March 2023/2024	34.8%	n/a	12.1%

Banco Nación US$/$ exchange rate	349.95	808.45	970.50

Variation in the exchange rate
Annual	137.5%	356.3%	177.3%
Accumulated nine months	97.5%	n/a	20.0%
Accumulated three months since March 2023/2024	36.3%	n/a	6.4%

The National CPI has registered an increase of 209.0% as of September 30, 2024 as compared to September 30, 2023.

2.	Telecom’s activities for the nine-month period ended September 30, 2024 (“9M24”) and 2023 (“9M23”)

	9M24	9M23	Variation
	$ million		$ million	%
Revenues	2,852,341	3,185,094	(332,753)	(10.4)
Employee benefit expenses and severance payments	(694,524)	(766,440)	71,916	(9.4)
Interconnection and transmission costs	(85,295)	(93,071)	7,776	(8.4)
Fees for services, maintenance, materials and supplies	(384,474)	(400,496)	16,022	(4.0)
Taxes and fees with the Regulatory Authority	(222,875)	(245,644)	22,769	(9.3)
Commissions and advertising	(155,421)	(192,780)	37,359	(19.4)
Cost of equipment and handsets	(131,773)	(168,965)	37,192	(22.0)
Programming and content costs	(161,655)	(178,875)	17,220	(9.6)
Bad debt expenses	(58,695)	(73,462)	14,767	(20.1)
Other operating expenses	(135,333)	(146,535)	11,202	(7.6)
Depreciation, amortization and impairment of Fixed Assets	(928,662)	(1,076,513)	147,851	(13.7)
Operating loss	(106,366)	(157,687)	51,321	(32.5)
Losses from associates and joint ventures	(8,184)	(3,640)	(4,544)	124.8
Financial results from borrowings	1,350,487	24,640	1,325,847	n/a
Other financial results, Net	138,067	165,433	(27,366)	(16.5)
Income before income tax	1,374,004	28,746	1,345,258	n/a
Income tax benefit (expense)	(422,092)	234,411	(656,503)	n/a
Net income for the period	951,912	263,157	688,755	n/a

Net income attributable to:
Controlling Company	938,639	251,230	687,409	n/a
Non-controlling interest	13,273	11,927	1,346	11.3
	951,912	263,157	688,755	n/a
Earnings per share for income attributable to the Controlling Company - Basic and diluted (in Argentine pesos)	435.83	116.65

Adjusted EBITDA(1)	822,296	918,826	(96,530)	(10.5)

I

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax benefit (expense), financial results, losses from associates and joint ventures, depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 9M24, net income amounted to $951,912 million (compared to a net income of $263,157 million in 9M23), representing 33.4% of revenues (compared to 8.3% of revenues in 9M23). The increase in 9M24 compared to 9M23 was mainly due to an increase in financial result net of $1,298,481 million which was partially offset by a decrease in income tax benefit (expense) of $656,503 million.

In 9M24, Adjusted EBITDA totaled $822,296 million, representing 28.8% of revenues in 9M24. Adjusted EBITDA in 9M23 totaled $918,826 million, representing 28.8% of revenues in 9M23. The decrease of $96,530 million in 9M24 compared to 9M23 was mainly due to a decrease in revenues of $332,753 million, partially offset by the decrease in operating costs (without depreciation, amortization and impairment of Fixed Assets) of $236,223 million.

•	Revenues

	9M24	9M23	Variation
	$ million		$ million	%
Mobile Services	1,154,984	1,292,431	(137,447)	(10.6)
Internet Services	725,497	684,400	41,097	6.0
Cable Television Services	413,757	572,826	(159,069)	(27.8)
Fixed and Data Services	357,666	375,199	(17,533)	(4.7)
Other services revenues	30,403	26,862	3,541	13.2
Subtotal Services revenues	2,682,307	2,951,718	(269,411)	(9.1)
Equipment revenues	170,034	233,376	(63,342)	(27.1)
Total Revenues	2,852,341	3,185,094	(332,753)	(10.4)

During 9M24 revenues decreased 10.4% or $332,753 million compared to 9M23 amounting to $2,852,341 million.

While there was a greater demand for services, revenues decreased mainly due to the fact that, as a consequence of the 209.0% annual inflation in Argentina (from September 30, 2023 to September 30, 2024), the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 9M24 to the same extent as the increase in inflation.

Services revenues amounted to $2,682,307 million in 9M24, decreasing 9.1% as compared to $2,951,718 million in 9M23 and represented 94.0% of consolidated revenues. Equipment revenues amounted to $170,034 million in 9M24 as compared to $233,376 million in 9M23 and represented 6.0% of consolidated revenues.

Revenues included $468,178 million and $2,452,442 million in 9M24 and 9M23, respectively related to the effect generated by the restatement in current currency as of September 30, 2024.

Consolidated revenues for 9M24 and 9M23 are comprised as follows:

Mobile Services

Mobile services revenues in 9M24 amounted to $1,154,984 million (a decrease of $137,447 million or 10.6% as compared to 9M23), being the principal contributor to our total services revenues for 9M24 (43.1% of services revenues in 9M24 as compared to 43.8% in 9M23). Mobile internet services revenues remained stable in 9M24 and 9M23 and accounted for 95% of total mobile service revenues in both periods.

The effect generated by the restatement in current currency as of September 30, 2024 included in Mobile services revenues amounted to $189,862 million and $996,669 million in 9M24 and 9M23, respectively.

Mobile services revenues in Argentina amounted to $1,051,194 million (a decrease of $134,993 million or 11.4% as compared to 9M23). This decrease was mainly due to 14.3% decrease in the ARPU (average revenue per user), partially offset by a 3.2% increase in the number of customers.

The ARPU amounted to $5,458.9 as of September 30, 2024 (compared to $6,367.0 as of September 30, 2023). This decrease was mainly explained by the fact that, as a consequence of the annual 209.0% inflation in Argentina, the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 9M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2024 included in ARPU amounted to $876.0 and $4,903.5 as of September 30, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

II

Our mobile customers in Argentina amounted to 21.4 million and 20.8 million as of September 30, 2024 and 2023, respectively. Out of the total mobile customers as of September 30, 2024, 62% were prepaid customers and 38% were postpaid customers, whereas as of September 30, 2023, 61% were prepaid customers and 39% were postpaid customers. We observed a change in customer behavior, resulting in an increase in prepaid services customers of 5.0% and of 0.5% in the postpaid services customers as of September 30, 2024. Additionally, the average churn rate per month amounted to 1.5% in 9M24 (compared to a 1.8% average in 9M23).

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental and reconnection fees revenues and others—(divided by six months) by the average number of customers during 9M24. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Argentina’s ARPU calculations presented in this operating and financial review and prospects as of September 30, 2024. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 9M24:

9M24
$ million
Total Mobile service revenues	1,051,194
Components of service revenues not included in the ARPU calculation: out collect (wholesale) roaming, cell sites rental, reconnection fees revenues and others	(9,450)
Adjusted total service revenues included in the ARPU calculation	1,041,744
Average number of customers during 9M24 (millions)	21.2

Mobile services revenues generated in Paraguay amounted to $103,790 million in 9M24 (a $2,454 million or 2.3% decrease compared to 9M23). The decrease was mainly due to lower levels of ARPU due to a decline in ARPU, mainly as a result of higher discounts granted and migration to lower-value plans.

Paraguay’s ARPU amounted to $4,767.3 as of September 30, 2024 (compared to $5,133.7 as of September 30, 2023), representing a 7.1% decrease.

In 9M24, the customer base in Paraguay amounted to 2.5 million customers, increasing a 4.7% compared to 9M23. Out of the total mobile customers as of September 30, 2024, 74% were prepaid customers and 26% were postpaid customers, whereas as of September 30, 2023, 78% were prepaid customers, and 22% were postpaid customers. The average churn rate per month amounted to 2.6% in 9M24 (compared to a 2.5% average in 9M23).

Internet Services

Internet services revenues amounted to $725,497 million in 9M24 (equivalent to 27.0% of total consolidated services revenues), increasing $41,097 million or 6.0% as compared to 9M23. The effect generated by the restatement in current currency as of September 30, 2024 included in internet services revenues amounted to $116,534 million and $526,834 million in 9M24 and 9M23, respectively.

The increase in internet services revenues in Argentina in 9M24 was mainly due to the increase in the Broadband Internet access ARPU of 6.0%.

The ARPU reached $18,657.7 in 9M24 as compared to $17,604.7 in 9M23. This increase in ARPU is mainly explained by the fact that, we granted fewer discounts to customers for this service. The effect generated by the restatement in current currency as of September 30, 2024 included in ARPU amounted to $2,970.2 and $13,534.6 as of September 30, 2024 and 2023, respectively).

The customer base remained stable amounting to 4.1 million customers in both 9M24 and 9M23, as a result of the Company's efforts despite the intense competition. The churn rate per month amounted to 1.9% and 1.8% in 9M24 and 9M23, respectively.

III

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and rehabilitation fees revenues and others—(divided by six months) by the average number of customers during 9M24. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this operating and financial review and prospects as of September 30, 2024. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 9M24:

9M24
$ million
Total Internet service revenues	684,338
Components of service revenues not included in the ARPU calculation	-
Adjusted total service revenues included in the ARPU calculation	684,338
Average number of customers during 9M24 (millions)	4.1

Cable Television Services

Cable television services revenues amounted to $413,757 million in 9M24 (equivalent to 15.4% of total consolidated services revenues), decreasing $159,069 million or 27.8% as compared to revenues in 9M23. The effect generated by the restatement in current currency as of September 30, 2024, included in cable television services revenues, amounted to $68,578 million and $441,036 million in 9M24 and 9M23, respectively.

The decrease in Cable television service revenues in 9M24 was mainly due to the decrease in ARPU, a 30.1% decrease compared to 9M23 partially offset by the increase of 1.6% in the customer base compared to 9M23.

The ARPU amounted to $12,698.6 as of September 30, 2024 compared to an ARPU of $18,158.4 as of September 30, 2023. The decreased is mainly explained since annual inflation as of September 30, 2024 amounted to 209.0%, the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 9M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2024 included in ARPU amounts to $2,078.8 and $14,009.8 as of September 30, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers as part of our customer retention strategy.

In 9M24, the customer base in Argentina amounted to 3.2 million customers, increasing a 1.6% compared to 9M23, leveraged by Flow Full and Flow Flex products. The last one, that is 100% digital (no decoder or installation is required) began to be marketed as a main product during 3Q24. Our Flow digital platform’s customer base reached 1.5 million and our Premium Package’s customer base amounted to 1.2 million in 9M24, a 7.7% decrease compared to 9M23. The average churn rate per month amounted to 2.1% and 1.8% as of September 30, 2024 and 2023, respectively

ARPU of Cable Television Services in Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and administration fees, advertising services and others—(divided by six months) by the average number of customers during 9M24. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this operating and financial review and prospects as of September 30, 2024. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 9M24:

9M24
$ million
Total Cable television service revenues	358,042
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(549)
Adjusted total service revenues included in the ARPU calculation	357,493
Average number of customers during 9M24 (millions)	3.1

IV

Fixed and Data Services

Revenues generated by fixed and data services amounted to $357,666 million in 9M24 (equivalent to 13.3% of total consolidated services revenues), decreasing $17,533 million or 4.7% as compared to 9M23. The effect generated by the restatement in current currency as of September 30, 2024 included in fixed and data services revenues amounted to $62,992 million and $288,376 million in 9M24 and 9M23, respectively.

The decrease in fixed and data services in Argentina in 9M24 was mainly due to decrease in ARPU, decreasing 1.7% as compared to 9M23, and a decrease in the customer base of 7.7% compared to 9M23, partially offset by the appreciation of data service subscriptions that are denominated in dollars.

The ARPU of fixed telephony (excluding IP costumers) services amounted to $8,187.3 as of September 30, 2024 compared to an ARPU of $8,326.0 as of September 30, 2023. The decreased is mainly explained since annual inflation as of September 30, 2024 amounted to 209.0%, the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 9M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2024 included in ARPU amounts to $1,470.9 and $6,511.9 as of September 30, 2024 and 2023, respectively).

The customer base of fixed telephony services amounted to 2.7 million in 9M24 of which 1.8 million were IP customers, decreasing a 7.7% compared to 9M23. The customer base decreased mainly due to changes in consumption behavior of customers.

Other services revenues

Other services revenues generated by other services amounted to $30,403 million in 9M24, increasing $3,541 million or 13.2% compared to 9M23. The effect generated by the restatement in current currency as of September 30, 2024 included in other services revenues amounted to $4,507 million and $20,137 million in 9M24 and 9M23, respectively.

These services include mainly revenues related to fintech services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The increase in other services revenue in 9M24 was mainly due to the increase in fintech services in Argentina, principally due to the growth in the use of the "Personal Pay" digital wallet and the increase in the number of users, which amounted to 3.3 million and 1.6 million in 9M24 and 9M23, respectively.

Equipment

Equipment revenues amounted to $170,034 million in 9M24 (a decrease of $63,342 million or 27.1% compared to 9M23). This variation is mainly due to a 22% decrease in handsets sold compared to 9M23.

The effect generated by the restatement in current currency as of September 30, 2024 included in Equipment revenues amounts to $25,705 million and $179,390 million in 9M24 and 9M23, respectively.

•	Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	9M24	9M23	Variation
	$ million		$ million	%
Employee benefit expenses and severance payments	(694,524)	(766,440)	71,916	(9.4)
Interconnection and transmission costs	(85,295)	(93,071)	7,776	(8.4)
Fees for services, maintenance, materials and supplies	(384,474)	(400,496)	16,022	(4.0)
Taxes and fees with the Regulatory Authority	(222,875)	(245,644)	22,769	(9.3)
Commissions and advertising	(155,421)	(192,780)	37,359	(19.4)
Cost of equipment and handsets	(131,773)	(168,965)	37,192	(22.0)
Programming and content costs	(161,655)	(178,875)	17,220	(9.6)
Bad debt expenses	(58,695)	(73,462)	14,767	(20.1)
Other operating expenses	(135,333)	(146,535)	11,202	(7.6)
Total operating costs	(2,030,045)	(2,266,268)	236,223	(10.4)

Total operating costs without depreciation, amortization and impairment of Fixed Assets totaled $2,030,045 million in 9M24, which represents a decrease of $236,223 million or 10.4% compared to 9M23.

The effect generated by the restatement in current currency as of September 30, 2024 included in operating costs without depreciation, amortization and impairment of Fixed Assets amounted to $380,873 million and $1,750,502 million in 9M24 and 9M23, respectively.

V

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $694,524 million in 9M24, decreasing $71,916 million or 9.4% compared to 9M23. The decrease was mainly due to a reduction of 6.1% in headcount from 21,562 employees in 9M23 to 20,247 employees in 9M24, partially offset by increases in salaries agreed to by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges and higher severance payments.

The effect generated by the restatement in current currency as of September 30, 2024 included in employee benefit expenses and severance payments amounted to $112,432 million and $588,649 million in 9M24 and 9M23, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for termination from third parties’ mobile networks, roaming and cost of international outbound calls and lease of circuits) amounted to $85,295 million in 9M24, decreasing $7,776 million or 8.4% compared to 9M23. The decrease was mainly due to the new dynamics of the business that imply an optimization of links and sites and at lower levels of interconnection traffic, partially offset by increases in the exchange rate in relation to services set in dollars.

The effect generated by the restatement in current currency as of September 30, 2024 included in Interconnection and transmission costs amounted to $15,809 million and $71,689 million in 9M24 and 9M23, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $384,474 million in 9M24, decreasing $16,022 million or 4.0% compared to 9M23. The decrease is mainly explained by the efficiency and management of resources through which Fees for services decreased $26,415 million as compared to 9M23, partially offset by higher cost of maintenance, materials and supplies for $9,900 million as compared to 9M23.

The effect generated by the restatement in current currency as of September 30, 2024 included in Fees for services, maintenance, materials and supplies amounted to $89,014 million and $310,263 million in 9M24 and 9M23, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to $222,875 million in 9M24, decreasing $22,769 million or 9.3% compared to 9M23. The decrease was mainly due to the effect of the decrease in revenues in 9M24, Taxes and fees with the Regulatory Authority represent 7.8% of revenues in 9M24 and 9M23, respectively.

The effect generated by the restatement in current currency as of September 30, 2024 included in Taxes and fees with the Regulatory Authority amounted to $36,133 million and $189,166 million in 9M24 and 9M23, respectively.

Commissions and advertising

Commissions and advertising, amounted to $155,421 million in 9M24, decreasing $37,359 million or 19.4% compared to 9M23. The decrease is mainly due to lower charges for credit card finance charges, collection commissions and agent commissions, compared to 9M23, partially offset by an increase in advertising costs related to Flow and Personal Pay product campaigns.

The effect generated by the restatement in current currency as of September 30, 2024 included in Commissions and advertising amounted to $24,377 million and $148,204 million in 9M24 and 9M23, respectively.

Cost of equipment

Cost of equipment amounted to $131,773 million in 9M24, decreasing $37,192 million or 22.0% compared to 9M23. This decrease is mainly due to a 22% decrease in handsets sold compared to 9M23.

The effect generated by the restatement in current currency as of September 30, 2024 included in Cost of equipment amounted to $43,109 million and $134,050 million in 9M24 and 9M23, respectively.

VI

Programming and content costs

Programming and content costs amounted to $161,655 million in 9M24, decreasing $17,220 million or 9.6% compared to 9M23. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of September 30, 2024 included in Programming and content costs amounted to $26,027 million and $137,790 million in 9M24 and 9M23, respectively.

Bad debt expenses

Bad debt expenses amounted to $58,695 million in 9M24, decreasing $14,767 million or 20.1% compared to 9M23, representing 2.1% and 2.3% of the revenues in 9M24 and 9M23, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of September 30, 2024 included in Bad debt expenses amounted to $10,570 million and $57,360 million in 9M24 and 9M23, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) amounted to $135,333 million in 9M24, decreasing $11,202 million or 7.6% compared to 9M23. The decrease is mainly due to lower charges in legal claims and contingent liabilities and postage, freight and travel expenses, partially offset by higher insurance costs, rental charges and energy costs.

The effect generated by the restatement in current currency as of September 30, 2024 included in Other operating expenses amounted to $23,402 million and $113,331 million in 9M24 and 9M23, respectively.

Depreciation, amortization and impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets amounted to $928,662 million in 9M24, a decrease of $147,851 million or 13.7% compared to 9M23.

The variation is due to the effect of those assets that ended their useful life after September 30, 2023, partially offset by the impact of the amortization of the CAPEX subsequent to that same date.

The effect generated by the restatement in current currency as of September 30, 2024 included in depreciation, amortization and impairment of Fixed Assets amounts to $774,118 million and $1,010,238 million in 9M24 and 9M23, respectively.

•	Operating loss

Operating loss amounted to $106,366 million and $157,687 million in 9M24 and 9M23, respectively. representing a decrease of $51,321 million as compared to 9M23. Operating loss represented (3.7)% and (5.0)% of revenues in 9M24 and 9M23, respectively.

•	Financial results, net

	9M24	9M23	Variation
	$ million		$ million	%
Interests on borrowings	(87,136)	(90,456)	3,320	(3.7)
Remeasurement in borrowings	(86,875)	46,220	(133,095)	n/a
Foreign currency exchange gains on borrowings	1,522,114	70,484	1,451,630	n/a
Borrowings renegotiation results and repurchase Notes	2,384	(1,608)	3,992	n/a
Total financial results from borrowings	1,350,487	24,640	1,325,847	n/a
Other foreign currency exchange gains (losses)	167,410	(12,688)	180,098	n/a
Fair value gains/(losses) on financial assets at fair value through profit or loss	(44,741)	(40,043)	(4,698)	11.7
Other interests, net	15,597	20,215	(4,618)	(22.8)
RECPAM	108,816	250,303	(141,487)	(56.5)
Other	(109,015)	(52,354)	(56,661)	108.2
Total other financial results, net	138,067	165,433	(27,366)	(16.5)
Total financial results, net	1,488,554	190,073	1,298,481	n/a

VII

Telecom incurred in a financial gain, net of $1,488,554 million in 9M24 (compared to a gain of $190,073 million in 9M23). Financial Results, net in 9M24 mainly included (i) foreign exchange gains measured in real terms of $1,689,524 million as a result of the U.S. dollar appreciating 20.0% against the Argentine Peso compared to a 101.6% inflation (compared to a gain of $57,796 million in 9M23 and 97.5% devaluation of the Argentine Peso against the U.S. dollar compared to a 103.2% inflation in 9M23) and (ii) the Inflation Adjustment Gain (Loss) (Resultado por exposición a los cambios en el poder adquisitivo de la moneda, or RECPAM), which amounted to a gain of $108,816 million (compared to a gain of $250,303 million in 9M23). These effects were partially offset by (i) interest on borrowings, measured in real terms, of $87,136 million (compared to $90,456 million in 9M23), (ii) losses from remeasurement in borrowings of $86,875 million (compared to a gain of $46,220 million in 9M23), (iii) fair value losses on financial assets at fair value through profit or loss of $44,741 million (compared to a loss of $33,746 million in 9M23), and (iv) other financial results of $91,034 million (compared to $33,747 million in 9M23). Other financial results include the effect of PAIS tax (“Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”) of $45,018 million in 9M24.

•	Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $422,092 million in 9M24 compared to a benefit of $234,411 million in 9M23. It includes the following effects: (i) current tax expenses, Telecom’s generated $21,991 million tax expense in 9M24 (compared to an expense of $3,575 million in 9M23), (ii) regarding the deferred tax in 9M24, Telecom recorded a deferred tax expense of $400,101 million compared to a gain of $237,986 million in 9M23.

•	Net income

Telecom recorded net income of $951,912 million in 9M24 as compared to net income of $263,157 million in 9M23 and represented a 33.4% of revenues as compared to 8.3% in 9M23. The increase in 9M24 compared to 9M23 was mainly due to an increase in income before income tax of $1,374,004 million, which was partially offset by a decrease in income tax benefit (expense) of $422,092 million.

Net income attributable to controlling shareholders amounted to $938,639 million in 9M24 compared to a gain of $251,230 million in 9M23.

•	Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standard 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of property, plant and equipment (PP&E) and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, Accordingly; our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	9M24	9M23	Variation
	$ million		$ million	%
Net income	951,912	263,157	688,755	n/a
Income tax (benefit) expense	422,092	(234,411)	656,503	n/a
Other financial results, net	(138,067)	(165,433)	27,366	(16.5)
Financial results from borrowings	(1,350,487)	(24,640)	(1,325,847)	n/a
Losses from associates and joint ventures	8,184	3,640	4,544	124.8
Operating loss	(106,366)	(157,687)	51,321	(32.5)
Depreciation, amortization and impairment of Fixed Assets	928,662	1,076,513	(147,851)	(13.7)
Adjusted EBITDA	822,296	918,826	(96,530)	(10.5)

VIII

Our consolidated Adjusted EBITDA amounted to $822,296 million in 9M24, representing a decrease of $96,530 million or 10.5% as compared to 9M23. Adjusted EBITDA represented 28.8% of our total consolidated revenues in both 9M24 and 9M23, respectively.

Liquidity and Capital Resources

•	Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina has accessed the domestic and international capital markets during 2024 to refinance its outstanding debt, as necessary.

•	Borrowings Developments during 9M24

The most relevant borrowings developments for the nine-months period ended September 30, 2024 were the following:

Issuance of Notes

Series	Currency	Principal value (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
20	US$ linked	59.7	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
		21.6	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
21	US$	500 (1)	07/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi annual
		115.3 (2)	07/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi annual
		1.9 (2)	08/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semi annual
22	US$ linked	33.7	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of 2%	Quarterly basis

(1)                      Series 21 Notes: The Company has used US$482 million obtained from Series 21 Notes to make the following payment, prepayment and repurchase of the following borrowings: a) IFC loan of US$ 299 million, b) IDB of US$ 135 million, c) Interest and related expenses of US$28 million and d) Repurchase of Series 5 Notes of US$19.7 million.

(2)                      Additional Series 21 Notes: During July and August, 2024, the Company exchanged US$115.3 million ($111,128 million in current currency as of September 30, 2024) and US$1.9 million ($1,898 million in current currency as of September 30, 2024), respectively, of Series 21 Notes for part of its Series 1 Notes maturing in 2026.

For more information, see Note 11 of our unaudited condensed consolidated financial statements.

For more information, related to subsequent events to September 30, 2024 see Note 26 to the unaudited condensed consolidated financial statements.

IX

Cash Flow

The table below summarizes, for the nine-months period ended September 30, 2024 and September 30, 2023. Telecom’s consolidated cash flows.

	9M24	9M23	Variation
	$ million
Cash flows provided by operating activities	479,006	943,912	(464,906)
Cash flows used in investing activities	(249,793)	(661,203)	411,410
Cash flows used in financing activities	(312,581)	(229,147)	(83,434)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(55,896)	2,926	(58,822)
Increase (Decrease) in cash and cash equivalents	(139,264)	56,488	(195,752)
Cash and cash equivalents at the beginning of the year	322,074	251,422	70,652
Cash and cash equivalents at the end of the period	182,810	307,910	(125,100)

As of September 30, 2024 and September 30, 2023, we had $182,810 million and $307,910 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were $479,006 million and $943,912 million in 9M24 and 9M23, respectively.

Net cash provided by operating activities decreased $464,906 million, or (49.3)% in 9M24 compared to 9M23, primarily due to a $382,796 million decrease in net cash outflows in connection with changes in our assets and liabilities which was partially offset by (i) $81,904 million increase in net loss adjusted for non-cash income and expense and (ii) a $206 million increase in cash outflows used to pay income tax.

The decrease was primarily due to an increase in trade payable payments, mostly due to settlements of outstanding foreign currency payables (which was settled using government bonds also) an increase in payments of other liabilities partially offset by an increase in cash flows related to other receivables.

Cash flows used in investing activities were $249,793 million and $708,762 million in 9M24 and 9M23, respectively.

In 9M24, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of $235,797 million and payment for investments not considered as cash and cash equivalents of $263,210 million partially offset by proceeds from sale of investments not considered as cash and cash equivalents of $251,175 million.

In 9M23, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of $406,296 million and payment for investments not considered as cash and cash equivalents of $317,258 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents of $12,030 million and Proceeds from DFI liquidations of $47,559 million.

Cash flows used in financing activities were $312,581 million and $229,147 million in 9M24 and 9M23, respectively.

In 9M24, cash flows used in financing activities included payments for borrowings, interest, DFI and related expenses and leases liabilities for $1,127,222 million, payment for repurchase Notes for $19,151 million and dividends paid to non-controlling interests in subsidiaries for $8,890 million offset by proceeds from borrowings for $842,682 million.

In 9M23, cash flows used in financing activities included payments for borrowings, interest, DFI and related expenses and leases liabilities for $749,041 million and dividends paid to non-controlling interests in subsidiaries for $8,102 million offset by proceeds from borrowings for $527,996 million.

•	Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

X

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between the Company’s operating current assets and operating current liabilities. The management believes that this measure is useful for assessing the company’s efficiency in managing its short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Net Current Financial Liability is a non-GAAP measure, defined as the difference between the Company’s financial assets and financial liabilities. The management believes that this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet its short and long term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS measure, see “Reconciliation.”

Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. The management believes that this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Telecom’s working capital breakdown and its main variations are disclosed below:

	As of September 30, 2024	As of December 31, 2023	Variation
	$ million
Trade receivables	255,798	267,836	(12,038)
Other receivables (without DFI)	61,226	65,494	(4,268)
Inventories	53,100	63,557	(10,457)
Current liabilities (not considering borrowings)	(761,572)	(1,095,070)	333,498
Operating working capital - negative	(391,448)	(698,183)	306,735
As % of Revenues	13.7%	21.9%

Cash and cash equivalents	182,810	322,074	(139,264)
DFI	-	3,123	(3,123)
Investments	162,829	249,897	(87,068)
Current borrowings	(1,029,938)	(1,135,863)	105,925
Net Current financial liability	(684,299)	(560,769)	(123,530)
Assets classified as held for sale	1,997	-	1,997
Negative working capital (current assets — current liabilities)	(1,073,750)	(1,258,952)	185,202
Liquidity rate (current assets / current liabilities)	0.40	0.44	0.04

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible asset) for longer terms than those it provides to its customers. As a result, Telecom has a negative working capital, which amounted to $1,073,750 million as of September 30, 2024 (decreasing $185,202 million compared to December 31, 2023).

Telecom had consolidated cash and cash equivalents amounting to $182,810 million and $332,074 million as of September 30, 2024 and December 31, 2023, respectively.

Reconciliation:

In addition to our financial information that has been prepared and presented in accordance with IFRS Accounting Standards, these this operating and financial review and prospect as of September 30, 2024 contain certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the Securities Act). These measures include Adjusted EBITDA, Operating Working Capital, Net Current Financial Liability and Working Capital. Our management believes these financial reporting measures to be useful indicators of our operational performance and liquidity. Our calculation of these non-GAAP financial measures may be different from the calculation used by other companies, including our competitors in the telecommunications industry, and therefore, our measures may not be directly comparable to those of other companies.

For our definition of Adjusted EBITDA and its reconciliation to the most directly comparable IFRS measure, see “Depreciation, amortization and impairment of Fixed Assets—Adjusted EBITDA” herein.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “Working Capital” herein.

The following tables shows a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS measure :

(i)	Operating Working Capital

	As of September 30, 2024	As of December 31, 2023
	$ million
Trade receivables (current)	255,798	267,836
Other receivables (current)	61,226	68,617
Other Receivables - current (DFI)	-	(3,123)
Inventories	53,100	63,557
Current liabilities	(1,791,510)	(2,230,933)
Borrowings (current)	1,029,938	1,135,863
Operating working capital - negative	(391,448)	(698,183)

XI

(ii)	Net Current Financial Liability

	As of September 30, 2024	As of December 31, 2023
	$ million
Current liabilities	(1,791,510)	(2,230,933)
Trade payables (current)	392,697	719,350
Salaries and social security payables (current)	172,409	183,721
Income tax payables	2,160	3,149
Other taxes payables (current)	67,507	78,915
Dividend payables	647	-
Leases liabilities (current)	63,237	57,926
Other liabilities (current)	59,494	41,244
Provisions (current)	3,421	10,765
Cash and cash equivalents	182,810	322,074
Other Receivables - current (DFI)	-	3,123
Investments (current)	162,829	249,897
Net Current financial liability	(684,299)	(560,769)

(iii)	Negative Working Capital

	As of September 30, 2024	As of December 31, 2023
	$ million
Current assets	717,760	971,981
Current liabilities	(1,791,510)	(2,230,933)
Negative working capital (current assets — current liabilities)	(1,073,750)	(1,258,952)

Compliance with covenants

The Company has complied with: a) the EBITDA/ Net Interest ratio and b) the Net Debt/EBITDA ratio established in the waivers obtained in March 2024, and is also in compliance with the rest of the commitments assumed and in force on September 30, 2024.

For more information on our financial ratio waivers, see Note 11 of our unaudited condensed consolidated financial statements.

Capital Expenditures

CAPEX and Rights of use assets additions composition 9M24 and 9M23 is as follows:

	9M24	9M23	Variation
	$ million		$ million	%
PP&E	343,304	416,901	(73,597)	(17.7)
Intangibles assets	28,698	38,016	(9,318)	(24.5)
Total CAPEX	372,002	454,917	(82,915)	(18.2)
Rights of use assets	166,117	123,767	42,350	34.2
Total CAPEX and Right of use asset additions	538,119	578,684	(40,565)	(7.0)

Our main CAPEX projects are related to the expansion of cable television and Internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, improvement of the quality service.

In terms of infrastructure, during 2024 we have continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G/LTE reached a coverage of 97% of urban population. Additionally, we reached a coverage of 98% of the population of major cities of Argentina. Our customers with access to our 4G network, according to the latest benchmark of September 30, 2024 carried out by Ookla, perceived a better service experience reaching average speeds of 66.1 Mbps, compared to 34.3 Mbps as of September 30, 2023. In addition, approximately 77% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality. During 2024 we have continued with the expansion of our 5G network and are planning to reach 112 sites in 2024.

XII

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

3.	Telecom Group’s activities for the three-month periods ended September 30, 2024 (“3Q24”) and 2023 (“3Q23”)

	3Q24	3Q23	Variation
	$ million		$ million	%
Revenues	983,141	1,030,218	(47,077)	(4.6)
Operating costs without depreciation, amortization and impairment of fixed assets	(715,997)	(722,811)	6,814	(0.9)
Depreciation, amortization and impairment of fixed assets	(303,880)	(364,556)	60,676	(16.6)
Operating loss	(36,736)	(57,149)	20,413	(35.7)
Losses from associates and joint ventures	(4,851)	(261)	(4,590)	n/a
Financial results, Net	46,774	78,596	(31,822)	(40.5)
Income before income tax	5,187	21,186	(15,999)	(75.5)
Income tax benefit (expense)	(16,730)	77,802	(94,532)	(121.5)
Net income (loss)	(11,543)	98,988	(110,531)	(111.7)

Attributable to:
Controlling Company	(16,361)	93,618	(109,979)	n/a
Non-controlling interest	4,818	5,370	(552)	(10.3)
	(11,543)	98,988	(110,531)	n/a

Earnings (losses) per share attributable to the Controlling Company – Basic and diluted (in Argentine pesos)	(7.60)	43.47
Adjusted EBITDA	267,144	307,407	(40,263)	(13.1)

Revenues in 3Q24 amounted to $983,141 million and operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $715,997 million, therefore, adjusted EBITDA amounted to $267,144 million (equivalent to 27.2% of consolidated revenue in 3Q24 vs. 29.8% in 3Q23). Depreciation, amortization and impairment of fixed assets amounted to $303,880 million (equivalent to 30.9% of consolidated revenues) and operating loss amounted to $36,736 million (equivalent to 3.7% of consolidated revenue in 3Q24 vs. 5.5% in 3Q23).

Services revenues amounted to $918,942 million in 3Q24 -equivalent to 93.5% of consolidated revenues-, and equipment revenues amounted to $64,199 million in 3Q24 –equivalent to 6.5% of consolidated revenues.

Mobile services revenues amounted to $401,005 million in 3Q24 –equivalent to 43.6% of consolidated services revenues– which were mainly generated by customers in Argentina.

Internet services revenues amounted to $256,708 million in 3Q24 –equivalent to 27.9% of consolidated services revenues.

Cable television services revenues amounted to $141,214 million in 3Q24 –equivalent to 15.4% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $109,506 million in 3Q24 –equivalent to 11.9% of consolidated service revenues.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $715,997 million in 3Q24, being the main components, employee benefit expenses and severance payments (amounted to $252,230 million); fees for services, maintenance, materials and supplies (amounted to $127,724 million); taxes and fees with the Regulatory Authority (amounted to $77,864 million); commissions and advertising (amounted to $58,243 million) and programming and content costs (amounted to $56,939 million).

Financial results, net amounted to a gain of $46,774 million in 3Q24, mainly due to net foreign exchange gains, measured in real terms, amounting to $119,059 million and the net gain on restatement in current currency amounting to $21,951 million, partially offset by other taxes and bank expenses amounting to $28,804 million, fair value losses on financial assets at fair value through profit or loss of $27,835 million, interests on borrowings amounting to $27.570 million, other financial results amounting to $6,144 million and losses from remeasurement in borrowings amounting to $3,883 million.

Income tax gain amounted to $16,730 million in 3Q24. Telecom Argentina obtained a net loss amounting to $11,543 million in 3Q24, which represents -1.2% of consolidated revenues.

Net loss attributable to the controlling shareholders amounted to $16,361 million in 3Q24.

XIII

Our consolidated Adjusted EBITDA amounted to $267,144 million in 3Q24. Adjusted EBITDA represented 27.2% of our total consolidated revenues.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	3Q24	3Q23
	$ million
Net income (loss)	(11,543)	98,988
Income tax (benefit) expense	16,730	(77,802)
Other financial results, net	45,629	(72,257)
Financial results from borrowings	(92,403)	(6,339)
Losses from associates and joint ventures	4,851	261
Operating loss	(36,736)	(57,149)
Depreciation, amortization and impairment of Fixed Assets	303,880	364,556
Adjusted EBITDA	267,144	307,407

4.	Trend information

Telecom is a fundamental pillar in the development of the digital economy in Argentina. As a key player in the ICT industry, our Company drives essential solutions for the 4.0 economy, transforming the digital lives of individuals, communities, and organizations throughout the country.

We provide high-quality connections, boost the digital lives of our customers, and develop innovative products and services that reaffirm our leadership as a technology company.

During the first nine months of 2024, we have navigated the context of a new national government in a socio-economic scenario that remains challenging.

The main macro and microeconomic variables continue to pose obstacles to societal sustainability. Nevertheless, we remain confident that trends toward a slowdown in inflation, exchange rate stability, and improved conditions for acquiring technological equipment will be reinforced.

Telecom remains committed to its customers by offering a comprehensive ecosystem of digital, connectivity, and entertainment services, essential for the digital lives of individuals and organizations. To ensure the sustainability of the business, we continue to focus on achieving an optimal balance between revenues and costs through an operational efficiency plan, a balanced pricing policy, and commercial promotions, all adapted to a highly competitive market.

This commitment is also reflected in the continuity of our investment plan, which over the past years has been key to the reconversion of our systems and infrastructure, fundamental pillars of our digital transformation. Additionally, we continue to develop new services and solutions essential for our customers' digital evolution.

We connect Argentina with the most advanced technology on a global level. We continue to expand our fiber optic network and enhance our 4G network, bringing high-speed connections to every corner of the country to strengthen services both inside and outside the home. Additionally, we remain focused on the growth of digital platforms such as Flow and Personal Pay, our digital wallet, which continues to increase its user base.

Personal 5G, the first fifth-generation network in Argentina, continues its expansion with new mobile sites in major cities across the country. This technology supports areas with the highest concentration of compatible devices, with planning adjusted to the evolution of demand, considering the intensive and dollarized investments required. Our goal is to create new business opportunities and generate value for industries, cities, and entrepreneurs.

The 5G standard represents not only a technological advance but also a catalyst for innovation and development, transforming industries and enhancing economic competitiveness as the value chain grows in this ecosystem.

From a regulatory perspective, on April 9, 2024, the National Government repealed Decree No. 690/20, which had declared ICT Services as essential public services restricting competition and the freedom to set prices. The measure was endorsed by the ruling of the Federal Administrative Litigation Court No. 8, which resolved to conclude the annulment process of the aforementioned decree and ENACOM Resolutions No. 1466/2020 and No. 1467/2020. The repeal of this regulation has reduced the uncertainty that affected the sector in recent years.

Digital transformation is a key element in the evolution of the business model we are building, leveraging the opportunities offered by service platformization and our regional presence.

XIV

As part of this strategy, Telecom leads the GSMA's Open Gateway initiative in Argentina, promoting digital innovation and development through the standardization and monetization of network assets. Just one year after joining this global project driven by the GSMA, we have implemented four security and anti-fraud service applications and partnered with Intraway to continue driving this new business paradigm along with mobile operators in Latin America, accelerating the development of innovative solutions for the 4.0 economy.

In September 2024, Telecom celebrated a significant milestone: The 30th anniversary of its listing on the New York Stock Exchange, being the only Argentine technology company to reach three uninterrupted decades in this international market.

Carlos Moltini
Chairman of the Board of Directors

XV

CAPSULE FINANCIAL INFORMATION ILLUSTRATING THE EFFECTS OF INFLATION FROM

DECEMBER 31, 2023 TO SEPTEMBER 30, 2024

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency)

Financial Statements – Application of Accounting Standards

We prepared our audited consolidated financial statements as of December 31, 2023 and 2022 and for our fiscal years ended December 31, 2023, 2022 and 2021 (our “Annual Financial Statements”) in Pesos in current currency as of December 31, 2023 and in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IFRS). Our Annual Financial Statements are included in Item 18 of our 2023 20-F.

We prepared our unaudited condensed consolidated financial statements as of September 30, 2024 and for the Nine-month periods ended September 30, 2024 and 2023 (our “Q2 2024 Unaudited Financial Statements”) in Pesos in current currency as of September 30, 2024 and in accordance with IAS 34 “Interim Financial Reporting”. Our Q3 2024 Unaudited Financial Statements do not include all the information and disclosures required in our Annual Financial Statements and should be read in conjunction with them. Our results for the nine-months period ended September 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, or any future period. Our Q3 2024 Unaudited Financial Statements are included elsewhere herein.

We refer to our Annual Financial Statements and our Q3 2024 Unaudited Financial Statements together as our “Financial Statements”.

Financial Statements – Application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”)

IAS 29 requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year/ period. This requirement also includes the comparative information of the financial statements. In general terms, by applying to non-monetary items the change in a general price index from the date of acquisition or the date of revaluation, as appropriate, to the end of the reporting period.

In order to determine whether an economy is categorized as a high inflation economy under IAS 29, the standard details several factors to be assessed, including the existence of a cumulative inflation rate over six years approaching, or exceeding, 100%.

The table below shows the evolution of the indexes as of September 30, 2024 and December 31, 2023, 2022 and 2021, respectively.

	As of December 31, 2021	As of December 31, 2022	As of December 31, 2023	As of September 30, 2024
National Consumer Price Index (National CPI) (December 2016=100)	582.46	1,134.59	3,533.19	7,122.2
Variation in Prices
Annual	50.9%	94.8%	211.4%	209.0%
Accumulated nine months	n/a	n/a	n/a	101.6%

Our Annual Financial Statements have been measured in terms of current pesos as of December 31, 2023 applying the guidance in IAS 29. Our Q3 2024 Unaudited Financial Statements have been measured in terms of current pesos as of September 30, 2024 applying the guidance in IAS 29.

We have not recast our Annual Financial Statements to measure them in terms of current pesos as of September 30, 2024, the most recent financial period for which consolidated financial statements are available. Therefore, the Annual Financial Statements and the Q3 2024 Unaudited Financial Statements are not comparable.

We have included herein unaudited supplemental selected financial data for the years ended December 31, 2023, 2022 and 2021 recast in Pesos in current currency as of September 30, 2024, the most recent financial period for which financial statements are available. We believe the presentation of this supplemental selected financial data helps to bridge a reader to better understand the impact the inflation for the Nine-month period ended September 30, 2024 would have had on the Annual Financial Statements should they had been presented on a comparative basis together with the Unaudited Interim Consolidated Financial Statements. The inflation rate in Argentina for the Nine-month period ended September 30, 2024 was 101.6%.

The following tables summarize selected statements of financial position as of December 31, 2022, income statement data and cash flow data for the years ended December 31, 2023, 2022 and 2021 recast in Pesos in current currency as of September 30, 2024, the most recent financial period for which financial statements are available. The statements of financial position as of December 31, 2023 recast in Pesos in current currency as of September 30, 2024 is included in the Q3 2024 Unaudited Financial Statements as the comparative information to September 30, 2024.

Supplemental selected consolidated statements of financial position data recast in millions of Pesos in current currency as of September 30, 2024

As of December 31, 2022
$ million
Current assets	709,220
Assets	10,853,422
Current liabilities	1,809,838
Liabilities	5,752,718
Equity	5,100,704
Liabilities and Equity	10,853,422

Supplemental selected consolidated income statement data recast in millions of Pesos - except per share data in Pesos - in current currency as of September 30, 2024

	For the years ended December 31,
	2023	2022	2021
	$ million
Revenues	4,150,754	4,577,354	5,202,890
Employee benefit expenses and severance payments	(1,037,057)	(1,146,653)	(1,122,804)
Interconnection and transmission costs	(122,547)	(140,959)	(186,620)
Fees for services maintenance materials and supplies	(521,524)	(555,273)	(604,436)
Taxes and fees with the Regulatory Authority	(318,879)	(351,476)	(400,378)
Commissions and advertising	(243,111)	(277,246)	(298,263)
Cost of equipment and handsets	(223,912)	(216,820)	(256,312)
Programming and content costs	(234,181)	(287,134)	(353,988)
Bad debt expenses	(90,010)	(115,139)	(97,614)
Other operating expenses	(191,582)	(228,792)	(259,011)
Depreciation amortization and impairment of Fixed Assets	(1,420,059)	(3,109,319)	(1,657,543)
Operating loss	(252,108)	(1,851,457)	(34,079)
Earnings (losses) from associates and joint ventures	(3,806)	5,140	4,834
Finance costs	(1,278,642)	186,714	350,944
Other financial results net	349,372	202,345	207,247
Income (loss) before income tax	(1,185,184)	(1,457,258)	528,946
Income tax benefit (expense)	681,862	166,377	(407,405)
Net income (loss) for the year	(503,322)	(1,290,881)	121,541

	For the years ended December 31,
	2023	2022	2021
	$ million
Attributable to:
Controlling Company	(519,534)	(1,304,648)	105,949
Non-controlling interest	16,212	13,767	15,592
	(503,322)	(1,290,881)	121,541

Earnings per share for income (loss) attributable to the Controlling Company-Basic and diluted	(241.20)	(605.80)	49.20

Adjusted EBITDA (*)	1,167,951	1,257,862	1,623,464

(*) Adjusted EBITDA is a non-GAAP measure, for further information on the use of adjusted EBITDA, see “Adjusted EBITDA” in our “Operating and financial review and prospects as of September 30, 2024”.

Reconciliation of net income (loss) to Adjusted EBITDA

	For the years ended December 31,
	2023	2022	2021
	$ million
Net income (loss) for the year	(503,322)	(1,290,881)	121,541
Income tax benefit (expense)	(681,862)	(166,377)	407,405
Other financial results, net	(349,372)	(202,345)	(207,247)
Finance costs	1,278,642	(186,714)	(350,944)
Earnings (losses) from associates and joint ventures	3,806	(5,140)	(4,834)
Operating loss	(252,108)	(1,851,457)	(34,079)
Depreciation, amortization and impairment of Fixed Assets	1,420,059	3,109,319	1,657,543
Adjusted EBITDA	1,167,951	1,257,862	1,623,464

Supplemental selected consolidated statement of cash flow data recast in millions of Pesos in current currency as of September 30, 2024

	For the years ended December 31,
	2023	2022	2021
	$ million
Cash flows provided by operating activities	1,245,161	1,343,508	1,590,062
Cash flows used in investing activities	(1,196,800)	(1,041,202)	(1,407,652)
Cash flows used in financing activities	(145,219)	(287,499)	(248,180)
Net foreign exchange differences and RECPAM on cash and cash equivalents	167,510	(6,106)	(33,464)
Increase/ (Decrease) in cash and cash equivalents	70,652	8,701	(99,234)
Cash and cash equivalents at the beginning of the year	251,422	242,720	341,954
Cash and cash equivalents at the end of the year	322,074	251,421	242,720

The management’s discussion and analysis on the results of operations and liquidity included in our 20-F for the year ended December 31, 2023 continue to be applicable.

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q23	959,80	621,60	11.9
4Q23	1,752.45	773,30	10.6
1Q23	2,073.15	1,333.80	8.5
2Q24	2,191.65	1,489.1	10.9
3Q24	2,090.00	1,560.00	12.3

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
3Q23	6.43	4.79	8.0
4Q23	8.64	4.60	11.0
1Q23	7.97	6.53	8.7
2Q24	9.65	6.89	15.9
3Q24	8.56	5.86	11.3

* Calculated at 1 ADR = 5 shares.

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 12, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations